253G1	Filed pursuant to Rule 253(g)(1)
File No. 024-11406

Offering Circular Supplement

To the Offering Circular Filed on February 10, 2022

March 11th, 2022

MHHC Enterprises, Inc.

(Exact name of issuer as specified in its charter)

Nevada

(State or other jurisdiction of incorporation or organization)

400 Union ST SE

STE 200

Olympia, WA 98501

253-336-6442

(Address, including zip code, and telephone number, including area code of issuer’s principal executive office)

6399	82-4972078
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Explanatory Note

This supplement (the “Supplement”) is being filed with the Securities and Exchange Commission (the “Commission”) to supplement the Offering Circular of MHHC Enterprises, Inc. (the “Company,”) included in the Offering Statement dated February 10, 2022 (File No. 024-11406) which was qualified by the Commission on February 17, 2022 (the “Offering Statement”).

The purpose of this Supplement is to disclose that the Company has determined to fix the offering price at $0.50 per share for maximum gross proceeds of up to $10,000,000, and to make related updates to the Offering Statement pursuant to Rule 253 of Regulation A promulgated under the Securities Act of 1933.

Maximum offering of 20,000,000 Shares

This is a public offering of up to 20,000,000 shares of Common Stock of MHHC Enterprises, Inc. at an offering price of $0.50 per share. The end date of the offering will be 365 days from the date the Offering Statement of which this Offering Circular is a part is qualified by the Securities and Exchange Commission (the “Commission” or the “SEC”) (unless extended by the Company, in its own discretion, for up to another 90 days).

Our Common Stock currently trades on the OTC Pink market under the symbol “MHHC:OTCPink” and the closing price of our Common Stock on March 7, 2022 was $0.033. Our Common Stock currently trades on a sporadic and limited basis.

We are offering our shares without the use of an exclusive placement agent. However, the Company reserves the right to retain one. The proceeds will be disbursed to the Company and the purchased shares will be issued to the investors.  If the offering does not close, for any reason, the proceeds for the offering will be promptly returned to investors without interest.

We expect to commence the sale of the shares within two calendar days of the date this Supplement is filed with the Commission.

Investing in our Common Stock involves a high degree of risk. See “Risk Factors” to read about factors you should consider before buying shares of Common Stock.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth.  Different rules apply to accredited investors and non-natural persons.  Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A.  For general information on investing, we encourage you to refer to www.investor.gov.

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered are exempt from registration.

This Offering Circular is following the offering circular format described in Part II (a)(1)(ii) of Form 1-A.

Offering Circular dated March 11th, 2022

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this Offering Circular. You must not rely on any unauthorized information or representations. This Offering Circular is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this Offering Circular is current only as of its date.

 SUMMARY

This summary highlights information contained elsewhere in this Offering Circular. This summary does not contain all of the information that you should consider before deciding to invest in our Common Stock. You should read this entire Offering Circular carefully, including the “Risk Factors” section, our historical consolidated financial statements and the notes thereto, and unaudited pro forma financial information, each included elsewhere in this Offering Circular. Unless the context requires otherwise, references in this Offering Circular to “the Company,” “we,” “us” and “our” refer to MHHC Enterprises, Inc.

Our Company

MHHC Enterprises, Inc. (the "Company" or "MHHC") was incorporated in Nevada on February 6, 2004 as Aquagen International, Inc. On July 7, 2005, the Company changed its name to Hoodia International, Inc., and on March 19, 2008 it changed its name to Oceanic Research and Recovery, Inc. In early 2016, the Company was placed into custodianship by the courts of Nevada under a cause of action brought by shareholders as management had abandoned the Company. In 2017, the Company changed its name to McCusker Holdings, Inc. The Company began operations providing product warranties for covered products, and sells these warranties primarily through one wholesale distributor who in turn sells these warranties to retail outlets and ecommerce platforms. The retailers and ecommerce sites then sell the warranties to the end-user consumers. We also sell warranties directly to retail outlets to a lesser extent when there is adequate demand. After the management team was replaced by Frank Hawley, our current Chief Executive Officer, the Company changed its name to MHHC Enterprises, Inc. in August of 2019.

Overview

MHHC is a diversified holding company whose core businesses are presently composed of two subsidiaries, MHHC Warranty and Services, Inc. and MHHC Reinsurance, Inc. The Company has recently created a newly formed subsidiary, ONBLi , Inc.

The Company’s current revenues are generated by MHHC Warranty and Services, Inc., primarily through the sale of Extended Service Contracts (“ESCs”). ESC coverage plans fall into four categories including residential appliances, consumer electronics, audio visual and all home products. Our ESCs are distributed through Consumer Priority Services (“CPS”), a wholesaler that is our principal customer and is responsible for the vast majority of our total revenue. See the Risk Factor on page 4. CPS purchases the ESCs from MHHC at wholesale pricing, marks the ESCs up (at their discretion) and then resells them to over 1,000 retail brick and mortar retail stores and to exclusive e-commerce sales portals like Groupon. After the ESC is sold by CPS to a retail or other distributor and then sold by such retail or other distributor to an end-use together with the covered product, we administer the ESC, including evaluating and approving qualifying claims and providing for the repair or replacement of the covered product if the claim is approved.

Our pricing model implements potential increases in the prices we charge a customer on a month-to-month basis based on (1) a customer failing to meet minimum purchase commitments, or (2) claims exceeding a maximum threshold.

We also derive a small portion of our revenue from assurance warranty revenues, which entails the outsourcing of warranty support to us from manufacturers.

During 2022, we intend to begin offering warranty products directly to consumers through our e-commerce portal warrantyyourworld.com, to begin selling add-on warranties directly through manufacturer online sales portals, and to launch an in-house e-commerce website ONBLi.com to offer warranty services for other types of consumer electronics.

In addition, in an effort to accelerate the growth of the Company’s ESC services, the Company is currently undertaking an expansion strategy to develop, build, and license various products and services for sale through a proprietary internally developed online ecommerce platform. The Company, through a newly formed wholly owned subsidiary, ONBLi, Inc. shall further integrate its ecommerce platform with a streamlined easy to use customer focused process that will directly link its ecommerce platform with the Company’s ESC warranty services, providing customers with ecommerce linked products and services coupled with warranty services. MHHC Reinsurance, Inc. will act as a reserve/investment fund backing up MHHC Warranty and Services, Inc’s ESC claim reserve fund.

Stock Dividend

The board of directors of the Company approved a stock dividend of 10 shares of the Company’s Common Stock for each share of Common Stock outstanding as of the record date of June 30, 2021. On December 7, 2021, the stock dividend was effected, and the number of shares of common stock issued and outstanding was increased from 4,921,500 shares to 54,136,500 shares. Our Common Stock may become subject to trading volatility as may be sold at high volumes which could have a depressive effect on the stock price.

THE OFFERING

Common Stock we are offering	Maximum offering of 20,000,000 shares at a price of $0.50 per share

Common Stock outstanding before this Offering	54,136,500 shares of Common Stock, par value $0.001

Use of proceeds	The funds raised per this offering will be utilized to cover the costs of this offering and for working capital purposes, the development of our planned e-commerce platform, the acquisition of property and equipment, and the development and marketing of our products and services. See “Use of Proceeds” for more details.

Risk Factors	See “Risk Factors” and other information appearing elsewhere in this Offering Circular for a discussion of factors you should carefully consider before deciding whether to invest in our Common Stock.

This offering is being made on a self-underwritten basis without the use of an exclusive placement agent, although the Company may choose to engage a placement agent at its sole discretion. As there is no minimum offering, upon the approval of any subscription to this Offering Circular, the Company shall immediately deposit said proceeds into the bank account of the Company and may dispose of the proceeds in accordance with the Use of Proceeds.

In the event that the Offering Circular is fully subscribed, any additional subscriptions shall be rejected and returned to the subscribing party along with any funds received.

In order to subscribe to purchase the shares, a prospective investor must complete a subscription agreement and send payment by check, wire transfer or ACH. Investors must answer certain questions to determine compliance with the investment limitation set forth in Regulation A Rule 251(d)(2)(i)(C) under the Securities Act of 1933, which states that in offerings such as this one, where the securities will not be listed on a registered national securities exchange upon qualification, the aggregate purchase price to be paid by an investor who is a natural person for the securities cannot exceed 10% of the greater of the investor’s annual income or net worth, unless the purchaser is an accredited investor. In the case of an investor who is not a natural person, revenues or net assets for the investors’ most recently completed fiscal year are used instead.

The Company has not currently engaged any party for the public relations or promotion of this offering.

As of the date of this filing, there are no additional offers for shares, nor any options, warrants, or other rights for the issuance of additional shares except those described herein.

RISK FACTORS

Investing in our Common Stock involves a high degree of risk. You should carefully consider each of the following risks, together with all other information set forth in this Offering Circular, including the consolidated financial statements and the related notes, before making a decision to buy our Common Stock. If any of the following risks actually occurs, our business could be harmed. In that case, the trading price of our Common Stock could decline, and you may lose all or part of your investment.

This offering contains forward-looking statements. Forward-looking statements relate to future events or our future financial performance. We generally identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words. These statements are only predictions. The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties and other factors that may cause our customers’ or our industry’s actual results, levels of activity, performance or achievements expressed or implied by these forward-looking statements, to differ. “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” as well as other sections in this Offering Circular, discuss the important factors that could contribute to these differences.

The forward-looking statements made in this Offering Circular relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

This Offering Circular also contains market data related to our business and industry. This market data includes projections that are based on a number of assumptions. If these assumptions turn out to be incorrect, actual results may differ from the projections based on these assumptions. As a result, our markets may not grow at the rates projected by these data, or at all. The failure of these markets to grow at these projected rates may have a material adverse effect on our business, results of operations, financial condition and the market price of our Common Stock.

Risk Related to our Company and our Business

Actual losses and loss adjustment expenses we incur under warranties that we write may be different from the amount of reserves we establish, and to the extent that actual losses and loss adjustment expenses exceed our expectations and the reserves reflected on our financial statements, we will be required to immediately reflect those changes by increasing our reserves. In addition, government regulators could require that we increase our reserves if they determine that our reserves were understated in the past. When we increase reserves, our pre-tax income for the period in which we do so will decrease by a corresponding amount. Such a downgrade could, in turn, adversely affect our ability to sell warranties.

Because we are dependent upon a single customer for the vast majority of our revenue, the loss of this customer, a reduction in purchases therefrom or any other adverse developments with respect thereto would materially adversely affect us and your investment in us.

As described in “Business” on pages 18-19, we are highly reliant on a single customer, CPS, for the vast majority of our revenue. CPS accounted for 95.5% of our revenue in 2020, and 96.5% of our revenue in the nine months ended September 30, 2021. While we intend to seek additional sources of revenue, including by attempting to establish and grow a retail and online sales presence in 2022, we may not be successful, in whole or in part, in creating a sufficiently diverse customer base to eliminate or reduce the risks posed by lack of diversification. Additionally, our arrangement with CPS is non-exclusive, does not provide for minimum purchase levels (notwithstanding the minimum purchase commitment and potential price increases which may result), and can be terminated by CPS on short notice. The loss of CPS as a customer, or any material reduction in its purchases from us, would have a material adverse effect on our financial condition and results of operations. Further, because of our dependence of CPS, the risks faced by CPS, such as adverse developments with respect to its industry, competition, technology or the economy in general, also exposes us to these risks. Should CPS terminate its relationship with us or materially reduce its purchases from us for any reason, our financial condition, results of operations and prospects will be materially adversely affected. Further, if we lose some or all of our business from CPS and are then unable to locate sufficient alternative sources of revenue within a reasonable timeframe and/or on favorable terms, we may be forced to suspend or cease our operations, in which case you could lose some or all of your investment.

Because we are dependent on key executives, the loss of any of these executives or our inability to retain other key personnel could adversely affect our Business.

Our success substantially depends upon our ability to attract and retain qualified employees and upon the ability of our senior management and other key employees to implement our business strategy. We believe there are only a limited number of available qualified executives in the business lines in which we compete.

If market conditions cause reinsurance to be more costly or unavailable, we may be required to bear increased risks or reduce the level of our underwriting commitments.

As part of our overall strategy of risk and capacity management, we purchase a contractual liability policy for a significant amount of risk underwritten by our warranty subsidiaries. Market conditions beyond our control determine the availability and cost of the reinsurance we purchase, which may affect the level of our business and profitability. Our reinsurance facilities are generally subject to annual renewal. We may be unable to maintain our current contractual liability policy or obtain another contractual liability policy in an adequate amount and at a favorable rate. If we are unable to renew our expiring policy or obtain new a new policy, either our net exposure to risk would increase or, if we are unwilling to bear an increase in net risk exposures, we would have to reduce the amount of risk we underwrite.

Our results may fluctuate as a result of many factors, including cyclical changes in the insurance industry.

Historically, the results of companies in the property and casualty insurance industry have been subject to significant fluctuations and uncertainties. The industry's profitability can be affected significantly by:

-	competition;
-	capital capacity;
-	rising levels of actual costs that are not foreseen by companies at the time they price their products;
-	volatile and unpredictable developments, including man-made, weather-related and other natural catastrophes or terrorist attacks;
-	changes in loss reserves resulting from the general claims and legal environments as different types of claims arise and judicial interpretations relating to the scope of insurers' liability develop; and
-	fluctuations in interest rates, inflationary pressures and other changes in the investment environment, which affect returns on invested assets and may affect the ultimate payout of losses.

We face significant competitive pressures in our business that could cause demand for our products to fall and adversely affect our profitability.

We compete with a large number of other warranty companies in our selected lines of business. We compete, and will continue to compete, with major U.S. and non-U.S. insurers and other regional companies, as well as mutual companies, specialty insurance companies, underwriting agencies and diversified financial services companies. Some of our competitors have greater financial and marketing resources than we do. Our profitability could be adversely affected if we lose business to competitors offering similar or better products at or below our prices.

Because we are heavily regulated by the U.S. States in which we operate, we may be limited in the way we operate.

We are subject to extensive supervision and regulation in the U.S. states in which our warranty company subsidiary operates. This is particularly true in those states in which our warranty subsidiary is licensed, as opposed to those states where our warranty subsidiary writes business. The supervision and regulation relate to numerous aspects of our business and financial condition. The primary purpose of the supervision and regulation is the protection of our warranty holders and not our investors. The extent of regulation varies, but generally is governed by state statutes. These statutes delegate regulatory, supervisory and administrative authority to state insurance departments. This system of regulation covers, among other things:

-	standards of solvency, including risk-based capital measurements;
-	restrictions on the nature, quality and concentration investments;
-	restrictions on the types of terms that we can include in the warranties we offer;

The statutes or the state insurance department regulations may affect the cost or demand for our products and may impede us from obtaining rate increases or taking other actions we might wish to take to increase our profitability. Further, we may be unable to maintain all required licenses and approvals and our business may not fully comply with the wide variety of applicable laws and regulations or the relevant authority's interpretation of the laws and regulations. Also, regulatory authorities have discretion to grant, renew or revoke licenses and approvals subject to the applicable state statutes and appeal process. If we do not have the requisite licenses and approvals (including in some states the requisite secretary of state registration) or do not comply with applicable regulatory requirements, the insurance regulatory authorities could stop or temporarily suspend us from carrying on some or all of our activities or monetarily penalize us.

We may require additional capital in the future that may not be available or only available on unfavorable terms.

Our future capital requirements depend on many factors, including our ability to write new business successfully and to establish premium rates and reserves at levels sufficient to cover losses. To the extent that we need to raise additional funds, any equity or debt financing for this purpose, if available at all, may be on terms that are not favorable to us. In the case of equity financings, dilution to our shareholders could result, and in any case such securities may have rights, preferences and privileges that are senior to those of the common shares offered hereby. If we cannot obtain adequate capital, our business, results of operations and financial condition could be adversely affected.

Risks Related to the Securities Markets and Ownership of our Equity Securities

Our officers, directors and principal stockholders can exert significant influence over us and may make decisions that are not in the best interests of all stockholders.

Our current officers and directors own 100% of our Series A Preferred Stock, which has a perpetual voting right of 51% of total voting rights, and they have control of our business. As a result, they will be able to affect the outcome of, or exert significant influence over, all matters requiring stockholder approval, including the election and removal of directors and any change in control. This concentration of ownership of our voting securities could have the effect of delaying or preventing a change of control of us or otherwise discouraging or preventing a potential acquirer from attempting to obtain control of us. This, in turn, could have a negative effect on the market price of our Common Stock. It could also prevent our stockholders from realizing a premium over the market prices for their Common Stock. Moreover, the interests of this concentration of ownership may not always coincide with our interests or the interests of other stockholders, and accordingly, it could cause us to enter into transactions or agreements that we would not otherwise consider.

The Common Stock is thinly traded, so you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

The Common Stock has historically been sporadically traded on the OTC Pink Sheets, meaning that the number of persons interested in purchasing our shares at or near ask prices at any given time may be relatively small or non-existent. This situation is attributable to a number of factors, including the fact that we are a small company which is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned and viable. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. We cannot give you any assurance that a broader or more active public trading market for our common shares will develop or be sustained, or that current trading levels will be sustained.

The market price for the Common Stock is particularly volatile given our status as a relatively unknown company with a small and thinly traded public float, limited operating history and lack of revenue, which could lead to wide fluctuations in our share price. The price at which you purchase our shares may not be indicative of the price that will prevail in the trading market. You may be unable to sell your common shares at or above your purchase price, which may result in substantial losses to you.

The market for our shares of Common Stock is characterized by significant price volatility when compared to seasoned issuers, and we expect that our share price will continue to be more volatile than a seasoned issuer for the indefinite future. The volatility in our share price is attributable to a number of factors. First, as noted above, our shares are sporadically traded. Because of this lack of liquidity, the trading of relatively small quantities of shares may disproportionately influence the price of those shares in either direction. The price for our shares could, for example, decline precipitously in the event that a large number of our shares is sold on the market without commensurate demand, as compared to a seasoned issuer which could better absorb those sales without adverse impact on its share price. Secondly, we are a speculative investment due to, among other matters, our limited operating history and lack of profit to date, and the uncertainty of future market acceptance for our potential products. As a consequence of this enhanced risk, more risk-averse investors may, under the fear of losing all or most of their investment in the event of negative news or lack of progress, be more inclined to sell their shares on the market more quickly and at greater discounts than would be the case with the securities of a seasoned issuer. The following factors may add to the volatility in the price of our shares: actual or anticipated variations in our quarterly or annual operating results; government regulations, announcements of significant acquisitions, strategic partnerships or joint ventures; our capital commitments and additions or departures of our key personnel. Many of these factors are beyond our control and may decrease the market price of our shares regardless of our operating performance. We cannot make any predictions or projections as to what the prevailing market price for our shares will be at any time, including as to whether our shares will sustain their current market prices, or as to what effect the sale of shares or the availability of shares for sale at any time will have on the prevailing market price.

Shareholders should be aware that, according to SEC Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (1) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (2) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (3) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (4) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and (5) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not intend or expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities. The occurrence of these patterns or practices could increase the volatility of our share price.

The market price of our Common Stock may be volatile and adversely affected by several factors.

The market price of our Common Stock could fluctuate significantly in response to various factors and events, including, but not limited to:

●	our ability to integrate operations, technology, products and services;

●	our ability to execute our business plan;

●	operating results below expectations;

●	The recent stock dividend, which could result in the sale of large amounts of our Common Stock and depressive effects on our stock price;

●	our issuance of additional securities, including debt or equity or a combination thereof;

●	announcements of technological innovations or new products by us or our competitors;

●	loss of any strategic relationship;

●	industry developments, including, without limitation, changes in healthcare policies or practices;

●	economic and other external factors;

●	period-to-period fluctuations in our financial results; and

●	whether an active trading market in our Common Stock develops and is maintained.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our Common Stock. Issuers using the Alternative Reporting standard for filing financial reports with OTC Markets are often subject to large volatility unrelated to the fundamentals of the company.

Our issuance of additional shares of Common Stock, or options or warrants to purchase those shares, would dilute your proportionate ownership and voting rights.

We are authorized under our Articles of Incorporation to issue up to 200,000,000 shares of Common Stock. We have issued and outstanding, as of the date of this Offering Circular, 54,136,500 shares of Common Stock. Our board may generally issue shares of Common Stock, Preferred Stock or options or warrants to purchase those shares, without further approval by our shareholders based upon such factors as our board of directors may deem relevant at that time. It is likely that we will be required to issue a large amount of additional securities to raise capital to further our development. It is also likely that we will issue a large amount of additional securities to directors, officers, employees and consultants as compensatory grants in connection with their services, both in the form of stand-alone grants or under our stock plans. We cannot give you any assurance that we will not issue additional shares of Common Stock, or options or warrants to purchase those shares, under circumstances we may deem appropriate at the time.

The elimination of monetary liability against our directors, officers and employees under our Articles of Incorporation and the existence of indemnification rights to our directors, officers and employees may result in substantial expenditures by our company and may discourage lawsuits against our directors, officers and employees.

Our Articles of Incorporation contains provisions that eliminate the liability of our directors for monetary damages to our company and shareholders. Our Bylaws also require us to indemnify our officers and directors. We may also have contractual indemnification obligations under our agreements with our directors, officers and employees. The foregoing indemnification obligations could result in our company incurring substantial expenditures to cover the cost of settlement or damage awards against directors, officers and employees that we may be unable to recoup. These provisions and resultant costs may also discourage our company from bringing a lawsuit against directors, officers and employees for breaches of their fiduciary duties, and may similarly discourage the filing of derivative litigation by our shareholders against our directors, officers and employees even though such actions, if successful, might otherwise benefit our company and shareholders.

Anti-takeover provisions may impede the acquisition of our company.

Certain provisions of the Nevada Revised Statutes have anti-takeover effects and may inhibit a non-negotiated merger or other business combination. These provisions are intended to encourage any person interested in acquiring us to negotiate with, and to obtain the approval of, our board of directors in connection with such a transaction. However, certain of these provisions may discourage a future acquisition of us, including an acquisition in which the shareholders might otherwise receive a premium for their shares. As a result, shareholders who might desire to participate in such a transaction may not have the opportunity to do so.

We may become involved in securities class action litigation that could divert management’s attention and harm our business.

The stock market in general, and the shares of early stage companies in particular, have experienced extreme price and volume fluctuations. These fluctuations have often been unrelated or disproportionate to the operating performance of the companies involved. If these fluctuations occur in the future, the market price of our shares could fall regardless of our operating performance. In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. If the market price or volume of our shares suffers extreme fluctuations, then we may become involved in this type of litigation, which would be expensive and divert management’s attention and resources from managing our business.

We may also from time to time make forward-looking statements about future operating results and provide some financial guidance to the public markets. Our management has limited experience as a management team with SEC reporting companies and as a result, projections may not be made timely or set at expected performance levels and could materially affect the price of our shares. Any failure to meet published forward-looking statements that adversely affect the stock price could result in losses to investors, stockholder lawsuits or other litigation, sanctions or restrictions issued by the SEC.

Our Common Stock is currently deemed a “penny stock,” which makes it more difficult for our investors to sell their shares.

The SEC has adopted Rule 15g-9 which establishes the definition of a “penny stock,” for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require that a broker or dealer approve a person’s account for transactions in penny stocks, and the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person’s account for transactions in penny stocks, the broker or dealer must obtain financial information and investment experience objectives of the person and make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form sets forth the basis on which the broker or dealer made the suitability determination, and that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the “penny stock” rules. This may make it more difficult for investors to dispose of our Common Stock if and when such shares are eligible for sale and may cause a decline in the market value of its stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commission payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

As an issuer of “penny stock,” the protection provided by the federal securities laws relating to forward-looking statements does not apply to us.

Although federal securities laws provide a safe harbor for forward-looking statements made by an issuer that files reports under the federal securities laws if certain conditions are met, this safe harbor is not available to issuers of penny stocks. As a result, even if we become an SEC reporting company, we will not have the benefit of this safe harbor protection in the event of any legal action based upon a claim that the material provided by us contained a material misstatement of fact or was misleading in any material respect because of our failure to include any statements necessary to make the statements not misleading. Such an action could hurt our financial condition.

As an issuer not required to make reports to the Securities and Exchange Commission under Section 13 or 15(d) of the Securities Exchange Act of 1934, holders of restricted shares may not be able to sell shares into the open market as Rule 144 exemptions may not apply.

Under Rule 144 of the Securities Act of 1933 holders of restricted shares, may avail themselves of certain exemption from registration is the holder and the issuer meet certain requirements. As a company that is not required to file reports under Section 13 or 15(d) of the Securities Exchange Act, referred to as a non-reporting company, we may not, in the future, meet the requirements for an issuer under 144 that would allow a holder to qualify for Rule 144 exemptions. In such an event, holders of restricted stock would have to utilize another exemption from registration or rely on a registration statement to be filed by the Company registered the restricted stock. Currently, the Company has no plans of filing a registration statement with the Commission.

Because this is a Tier 2 offering under Regulation A, following qualification of this Offering Statement we will be subject to significant costs in maintaining compliance with financial reporting and other obligations under Regulation A.

Because we are conducting this offering under Tier 2 of Regulation A, we will be subject to certain periodic and current reporting obligations thereunder. Specifically, when this Offering Statement is qualified by the SEC, we will become subject to the following requirements: (i) filing an annual report on Form 1-K for the fiscal year in which the Offering Statement became qualified and for any fiscal year thereafter which is required to include, among other things, audited financial statements, (ii) semiannual reports on Form 1-SA covering the first six months of each fiscal year commencing with the first six months of the fiscal year immediately following the most recent fiscal year for which full financial statements were included in the Offering Statement (including unaudited financial statements), and (iii) current reports on Form 1-U for certain corporate and business developments and events such as material agreements, bankruptcy or receivership, material modifications of rights of security holders, changes in control, and developments with respect to our financial statements or accountant. These reporting obligations will continue unless and until our common stock is held of record by less than 300 persons and we file an exit report on Form 1–Z suspending such obligations, provided that we have filed all reports due before the date of such Form 1–Z for the shorter of (i) the period since we became subject to such reporting obligation, or (ii) our most recent three fiscal years and the portion of the current year preceding the date of filing Form 1–Z. In addition, as part of our duties as a Tier 2 reporting issuer, we will be required to evaluate and disclose the effectiveness of our internal controls over financial reporting.

Because of the foregoing requirements, management expects that the Company will incur significant additional compliance costs to which we are not currently subject as a privately held company in order to meet these obligations. For example, we will be required to file audited financial statements prepared in accordance with GAAP on a yearly basis due to our annual Form 1-K obligation, which will require us to pay the auditor auditing fees in additional to accounting fees in the preparation of the annual report. The auditor will also review our unaudited financial information for semi-annual reports. It may also be time consuming, difficult and costly for us to develop, implement and maintain the internal controls and reporting procedures required by these regulations, and we may need to hire and compensate additional internal personnel to assist in the development and implementation of appropriate internal controls and procedures. Further, we expect to incur increased legal costs associated with preparation and review of disclosure documents by our SEC counsel. A larger proportion of management’s time and attention will also be diverted towards these requirements, including preparing and updating disclosure, assessing and updating internal controls, monitoring business developments and procuring and consulting with financial and legal professionals. For example our anticipated fees in connection with this offering are $249,000, consisting of $125,250 in auditing and accounting fees and $123,750 in legal fees in connection with preparing and filing this Offering Statement and amendments thereto.

We expect our compliance costs to continue to be substantial following qualification of this offering for the reasons discussed above. These increased compliance obligations and costs could strain our financial and human capital resources, particularly if we are unable to raise sufficient proceeds from this offering. Further, as a company filing documents with the SEC, which are publicly available to current and prospective investors, we are subject to heightened risks of litigation, including SEC investigation and enforcement actions as well as private causes of actions, which could materially adversely affect our financial condition and/or cause us reputational harm.

Securities analysts may elect not to report on our Common Stock or may issue negative reports that adversely affect the stock price.

At this time, no securities analysts provide research coverage of our Common Stock, and securities analysts may not elect to provide such coverage in the future. It may remain difficult for our company, with its small market capitalization, to attract independent financial analysts that will cover our Common Stock. If securities analysts do not cover our Common Stock, the lack of research coverage may adversely affect the stock’s actual and potential market price. The trading market for our Common Stock may be affected in part by the research and reports that industry or financial analysts publish about our business. If one or more analysts elect to cover our company and then downgrade the stock, the stock price would likely decline rapidly. If one or more of these analysts cease coverage of our company, we could lose visibility in the market, which, in turn, could cause our stock price to decline. This could have a negative effect on the market price of our Common Stock.

We have not paid cash dividends in the past and do not expect to pay cash dividends in the foreseeable future. Any return on investment may be limited to the value of our Common Stock.

We have not paid cash dividends on our capital stock and do not anticipate paying cash dividends on our capital stock in the foreseeable future. Further, while on December 7, 2021 the Company effected a stock dividend of 10 shares of Common Stock for each share of Common Stock outstanding as of June 30, 2021, we do not intend to make further stock dividends in the foreseeable future. Further, as a result of the recent stock dividend, the Company’s outstanding common stock increased from 4,921,500 shares to 54,136,500 shares, and our Common Stock may be sold at high volumes following the stock dividend resulting in a potential depressive effect on the stock price.

The payment of dividends on our capital stock will depend on our earnings, financial condition and other business and economic factors affecting us at such time as the board of directors may consider relevant. If we do not pay dividends, our Common Stock may be less valuable because a return on your investment will only occur if the Common Stock price appreciates.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements under the “Summary,” “Risk Factors,” “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in other sections of this Offering Circular.  In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” and the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to known and unknown risks, uncertainties and assumptions about us, may include projections of our future financial performance, our growth strategies, our plans to develop an ecommerce platform and develop, manufacture and market products that complement our current business model, and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the numerous risks and uncertainties described under “Risk Factors” beginning on page 3 of this Offering Circular.

While we believe we have identified material risks, these risks and uncertainties are not exhaustive. Other sections of this Offering Circular describe additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We are under no duty to update any of these forward-looking statements after the date of this Offering Circular to conform our prior statements to actual results or revised expectations, and we do not intend to do so.

Forward-looking statements include, but are not limited to, statements about:

●	our business’ strategies and investment policies;

●	our business’ financing plans and the availability of capital;

●	potential growth opportunities available to our business;

●	the risks associated with potential acquisitions by us;

●	the recruitment and retention of our officers and employees;

●	our expected levels of compensation;

●	the effects of competition on our business; and

●	the impact of future legislation and regulatory changes on our business.

We caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this Offering Circular.

USE OF PROCEEDS

The following description of the Use of Proceeds is based on estimates made by management. The Company planned the Use of Proceeds after deducting estimated offering expenses estimated to be approximately $100,000. Management prepared the milestones based on four levels of offering raise success: 25% of the Maximum Offering proceeds raised ($2,500,000), 50% of the Maximum Offering proceeds raised ($5,000,000), 75% of the Maximum Offering proceeds raised ($7,500,000) and the Maximum Offering proceeds raised of $10,000,000 through the offering. The costs associated with preparing and filing documents with the SEC in connection with this offering and related compliance costs are included in all our budgeted scenarios and management is responsible for the preparation of the required documents.

Although we have no minimum offering, we have calculated used of proceeds such that 50% of the offering is budgeted to sustain operations for a twelve-month period. 50% of the Maximum Offering is sufficient to keep the Company current with its public listing status costs with prudently budgeted funds remaining which will be sufficient to complete the development of our marketing package. If the Company were to raise the Maximum Offering, then we would be able to expand our marketing outside the US. If we begin to generate profits, we plan to increase our marketing and sales activity accordingly.

The Company intends to use the proceeds from this offering, depending on variations in the number of shares sold, as follows:

	If 25% of the	If 50% of the	If 75% of the	If 100% of the
	Offering is Raised	Offering is Raised	Offering is Raised	Offering is Raised
Cost of the Offering	$100,000.00	$100,000.00	$100,000.00	$100,000.00
Net Proceeds	$2,400,000.00	$4,900,000.00	$7,400,000.00	$9,900,000.00
Wages	$500,000.00	$1,000,000.00	$1,500,000.00	$2,000,000.00
Software & Computers	$68,750.00	$137,500.00	$206,250.00	$275,000.00
Property Acquisition and Development Costs	$500,000.00	$1,000,000.00	$1,500,000.00	$2,000,000.00
E-Commerce Infrastructure Cost (warehousing and server farms)	$250,000.00	$500,000.00	$750,000.00	$1,000,000.00
Brand Rights, and Manufacturing costs	$250,000.00	$500,000.00	$750,000.00	$1,000,000.00
Administrative and Legal	$62,500.00	$125,000.00	$187,500.00	$250,000.00
Sales and Marketing	$100,000.00	$200,000.00	$300,000.00	$400,000.00
Working Capital	$688,750.00	$1,437,500.00	$2,206,250.00	$2,975,000.00
TOTAL	$2,500,000.00	$5,000,000.00	$7,500,000.00	$10,000,000.00

Brand rights and manufacturing cost may include the production cost to produce our own brands sold through our e-commerce site or acquiring brand rights of fully developed products to be sold through our E-commerce platform.

DIVIDEND POLICY

We have not declared or paid any dividends on our Common Stock; however, on December 7, 2021 we effected a dividend of 10 shares of Common Stock for each one share of Common Stock outstanding as of the record date of June 30, 2021. We intend to retain earnings for use in our operations and to finance our business. Any change in our dividend policy is within the discretion of our board of directors and will depend, among other things, on our earnings, debt service and capital requirements, restrictions in financing agreements, if any, business conditions, legal restrictions and other factors that our board of directors deems relevant.

DILUTION

The following table summarizes, as of September 30, 2021, on an actual and pro forma basis giving effect to the 10 for 1 stock dividend and vesting of restricted stock grants, the average price per share (1) paid to us by existing stockholders and (2) to be paid by new investors acquiring our common stock in this offering, before deducting estimated offering expenses payable by us.

	Total Consideration	Average Price	Total Consideration	Pro Forma Average Price
	(Actual)	Per Share	(Pro Forma(1))	Per Share(2)
Existing stockholders	$9,895,845	$0.1828	$10,386,088	$0.1919
New investors (5,000,000 shares sold)	$2,500,000	$0.50	$2,500,000	$0.50
New investors (10,000,000 shares sold)	$5,000,000	$0.50	$5,000,000	$0.50
New investors (15,000,000 shares sold)	$7,500,000	$0.50	$7,500,000	$0.50
New investors (20,000,000 shares sold)	$10,000,000	$0.50	$10,000,000	$0.50

(1)	Gives effect to the full vesting of shares of restricted common stock in May 2022.
(2)	Gives effect to the 10 for 1 stock dividend on December 7, 2021 and the full vesting of shares of restricted common stock in May 2022.

PROPERTIES

None.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the unaudited financial statements and the notes thereto of the Company included in this Offering Circular. The following discussion contains forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” above.

Revenues

During the years ended December 31, 2020 and December 31, 2019 we generated revenues of $304,567 and $290,030, respectively. The increase in revenue is a direct result of sales derived from new big box appliance centers and the expansion of local owned consumer electronic goods in late 2020.

For the nine months ended September 30, 2021 and 2020, we generated revenues of $305,334 and $224,753, respectively, an increase of 36%. The increase in revenue is a direct result of sales derived from new big box appliance centers and the expansion of local owned consumer electronic goods in late 2020.

Cost of Revenues

Cost of revenues were $139,249 during the year ended December 31, 2020 compared to $221,802 for the year ended December 31, 2019. Cost of revenues consist primarily of warranty claims paid for extended warranty revenues. The decrease in cost of revenues is primarily the result of the Company’s increased quality controls and establishment of performance indicator reports that identify invalid claims and improve accuracy of claim coverage. During 2020, this resulted in a reduction of claims expense of approximately $19,000. Also in 2020, the Company backcharged its largest customer approximately $16,000 for invalid claims, which further reduced cost of revenues for 2020. In addition, claims were less than expected in March through May 2020, likely due to the initial effects of the countrywide lockdown caused by COVID-19. Cost of revenues also includes warranty reserve expense, with a corresponding increase in warranty reserve liability, which is an accrual for future claims from assurance warranty revenues. The warranty reserve liability is estimated at inception of the warranty period based on historical claims and may be adjusted as needed.

Cost of revenues were $147,058 during the nine months ended September 30, 2021 compared to $104,307 for the nine months ended September 30, 2020, an increase of 41%. The increase in cost of revenues is commensurate with the increase in revenues.

Operating Expenses

Operating expenses, consisting of general and administrative expenses, were $453,005 for the year ended December 31, 2020 compared to $375,101 for the year ended December 31, 2019. The increase in operating expenses is primarily the result of new employees, consulting, and contracted staff, that were necessary to increase sales, to maintain quality operating support for customers, vendors, and to adhere to regulatory requirements.

Operating expenses, consisting of general and administrative expenses, were $891,479 for the nine months ended September 30, 2021 compared to $309,223 for the nine months ended September 30, 2020. The increase in operating expenses is primarily the result of stock-based compensation as well as new employees, consulting, and contracted staff, that were necessary to increase sales, to maintain quality operating support for customers, vendors, and to adhere to regulatory requirements.

Net Loss

As a result of the foregoing, we recorded a net loss of $291,769 during the year ended December 31, 2020 compared to a net loss of $310,795 for the year ended December 31, 2019.

As a result of the foregoing, we recorded a net loss of $742,440 for the nine months ended September 30, 2021, compared to a net loss of $188,768 for the nine months ended September 30, 2020.

Operating Activities

During the year ended December 31, 2020, we used $96,291 of cash in operating activities. During the year ended December 31, 2019, we generated $32,053 of cash in operating activities. The change in cash (used in) provided by operating activities was mainly due to the change in accounts receivable, compared to the prior year.

During the nine months ended September 30, 2021, we used $231,059 in operating activities. During the nine months ended September 30, 2020, we used $79,452 of cash in operating activities. The change in cash used in operating activities was mainly due to a greater net loss, partially offset by higher stock-based compensation, compared to the prior year.

Investing Activities

For the years ended December 31, 2020 and 2019, we used $2,140 and $0, respectively, to purchase property and equipment.

For the nine months ended September 30, 2021 and 2020, we used $0 and $2,140, respectively, to purchase property and equipment.

Financing Activities

During the year ended December 31, 2020, financing activities provided $255,800 from the issuance of promissory notes. For the year ended December 31, 2019 we used $16,353 in financing activities, primarily for repayments of notes and loans.

During the nine months ended September 30, 2021 financing activities provided $406,500 from the issuance of promissory notes. For the nine months ended September 30, 2020, financing activities provided $255,800 from the issuance of promissory notes.

PPP Loans

In February 2021, we received $35,700 from the federal paycheck protection program. We anticipate continuing operations and having the loan forgiven.

Reserves and Reinsurance

The Company sells extended warranties in approximately 40 states. Certain states (“Regulatory States”) have regulatory requirements to sell extended services contracts (“ESC’s”). The Company has been obtaining and meeting regulatory requirements in these Regulatory States: AL, AR, AZ. CT, CA, IA, IL, KY, LA, MA, MD MN, MO, NM, NV, OK, OR, SC, TX, UT, VA, VT, WA, WI. While each Regulatory State has different requirements, in general, they require companies selling ESC’s to meet one of the following: (i) have $100,000,000 or more in assets; (ii) carry an appropriate bond and maintain appropriate reserves; or (iii) maintain a Contract Liability Policy (CLP, or CLIP).

The Company maintains cash reserves to pay future claims on extended warranties. MHHC ReInsurance Inc., a Washington Corporation, and our wholly owned subsidiary, maintains our cash reserves. We are currently carrying reserves of $146,158, of which approximately $51,000 is designated for Regulatory States and the remainder is for non-regulatory states.

Collectively, our extended warranty revenues (warranty premiums) derived from Regulatory States in which we currently operate were approximately $74,000, and $56,000 for 2020 and 2019, respectively. Over the last several years, our actual claims outflows have been approximately 25% of warranty premiums collected. Nonetheless, we are striving to fund our reserves with 40% of proceeds received from selling warranty premiums. We expect continued growth of our reserves as MHHC Warranty and Service expands dealership sales. For our reserves for Regulatory States, we have not requested reimbursement of claims expenses paid. Rather, we pay all claims arising in Regulatory States from proceeds from the sale of additional ESC’s and we will continue to do so until our reserves for Regulatory States has reached an adequate level for the assessed risk of future claims on outstanding contracts.

Our risk protections are redundant, our track record in covering claims is consistent, our reserves are being established, and we have ample access to additional credit before MHHC would invoke its Contract Liability Policy.

In order to comply with Regulatory State requirements, the Company maintains a CLP/CLIP policy, which serves as a backup to our cash reserves, with Plateau, an A-rated carrier for reinsurance coverage. Should the Company as a whole default or become insolvent, the CLP/CLIP would cover any filed claims which the Company was not able to pay.

Going Concern

The Company’s continuation as a going concern is dependent on its ability to generate sufficient cash flows from operations to meet its obligations, in which it has not been successful, and/or obtaining additional financing from its shareholders or other sources, as may be required.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern; however, the above condition raises substantial doubt about the Company’s ability to do so. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

Management is endeavoring to increase revenue-generating operations. While priority is on generating cash from operations through the sale of the Company’s products, management is also seeking to raise additional working capital through various financing sources, including the sale of the Company’s equity and/or debt securities, which may not be available on commercially reasonable terms if at all. If such financing is not available on satisfactory terms, we may be unable to continue our business as desired and our operating results will be adversely affected. In addition, any financing arrangement may have potentially adverse effects on us and/or our stockholders. Debt financing (if available and undertaken) will increase expenses, must be repaid regardless of operating results and may involve restrictions limiting our operating flexibility. If we issue equity securities to raise additional funds, the percentage ownership of our existing stockholders will be reduced, and the new equity securities may have rights, preferences or privileges senior to those of the current holders of our Common Stock.

Unregistered Sales of Equity Securities and Use of Proceeds

On May 7, 2021, the Company issued 44,000,000 shares of Common Stock (after giving effect to the 10 for 1 stock dividend) to its management as deferred compensation for services to be rendered to the Company and its subsidiaries. The shares vest on May 17, 2022, subject to continued employment by the Company.

On July 1, 2019, the Company issued 891,902 shares of Common Stock (after giving effect to the 10 for 1 stock dividend) to Raymond MacKay for services rendered to our subsidiary.

Critical Accounting Policies and Estimates

Our consolidated financial statements and related public financial information are based on the application of generally accepted accounting principles in the United States (“GAAP”). GAAP requires the use of estimates, assumptions, judgments and subjective interpretations of accounting principles that have an impact on the assets, liabilities, revenues and expense amounts reported. These estimates can also affect supplemental information contained in our external disclosures including information regarding contingencies, risk and financial condition. We believe our use of estimates and underlying accounting assumptions adhere to GAAP and are consistently and conservatively applied. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ materially from these estimates under different assumptions or conditions. We continue to monitor significant estimates made during the preparation of our financial statements.

Our significant accounting policies are summarized in Note 3 of our financial statements While all of these significant accounting policies impact our financial condition and results of operations, we view certain of these policies as critical. Policies determined to be critical are those policies that have the most significant impact on our financial statements and require management to use a greater degree of judgment and estimates. Actual results may differ from those estimates. Our management believes that given current facts and circumstances, it is unlikely that applying any other reasonable judgments or estimate methodologies would cause a material effect on our results of operations, financial position or liquidity for the periods presented in this report.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates in the accompanying consolidated financial statements include the allowance for doubtful accounts, depreciable lives of property and equipment, valuation of loss contingencies, warranty reserve liability for assurance warranties, valuation of stock-based compensation and the valuation allowance on deferred tax assets. Actual results may differ from these estimates.

Revenue Recognition and Deferred Revenue

The Company follows Accounting Standards Codification 606 (ASC 606). ASC 606 is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASC also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer purchase orders, including significant judgments.

Revenues consist of warranty fees derived from extended warranties and manufacturer warranties on general consumer electronic goods, which include residential appliances, audio and visual equipment and small consumer handheld electronics. The extended warranties are sold wholesale to agents that resell them to direct retail outlets. Extended warranty revenue is recognized pro-rata over the applicable extended warranty period, ranging from one to five years. The extended warranty period begins at the end of the manufacturer’s warranty period, which typically lasts one year. The manufacturer warranties are serviced by guaranteeing products to the consumer on behalf of the manufacturer.

Deferred revenue represents the amount of extended warranty fees received in excess of the portion recognized as revenue and it is included in current and non-current liabilities in the accompanying consolidated balance sheets. Deferred revenue shall be recognized in the future on a straight-line basis over the respective terms of the extended warranty periods ranging from one to five years subsequent to the end of the manufacturer’s warranty period.

For customers for which the Company is providing warranty coverage as if it were the manufacturer (assurance warranties), revenue is recognized immediately. Concurrently, a warranty reserve liability equal to the estimated future claims is also recognized. There are no separate performance obligations.

Legal Matters

The Company has no pending legal matters at this time. However, as a warranty provider, we do, from time to time, become parties to legal claims regarding denials of claims.

BUSINESS

This Offering Circular includes market and industry data that we have developed from publicly available information; various industry publications and other published industry sources and our internal data and estimates. Although we believe the publications and reports are reliable, we have not independently verified the data. Our internal data, estimates and forecasts are based upon information obtained from trade and business organizations and other contacts in the market in which we operate and our management’s understanding of industry conditions.

As of the date of the preparation of this Offering Circular, these and other independent government and trade publications cited herein are publicly available on the Internet without charge. Upon request, the Company will also provide copies of such sources cited herein.

Our Company

MHHC Enterprises, Inc. (the “Company”) was incorporated in Nevada on February 6, 2004 as Aquagen International, Inc. On July 7, 2005, the Company changed its name to Hoodia International, Inc., and on March 19, 2008 it changed its name to Oceanic Research and Recovery, Inc. In early 2016, the Company was placed into custodianship by the courts of Nevada under a cause of action brought by shareholders as management had abandoned the Company. In 2017, the Company changed its name to McCusker Holdings, Inc. The Company began operations providing product warranties to manufacturers and wholesale distributors of the covered products, who in turn sell these warranties to retail outlets and ecommerce platforms. The retailers and ecommerce sites then sell the warranties to the end-user consumers. We also sell warranties directly to retail outlets to a lesser extent when there is adequate demand, however we intend to focus more on direct retail sales in 2022. After the management team was replaced by Frank Hawley, our current CEO, the Company changed its name to MHHC Enterprises, Inc. in August of 2019.

Overview

MHHC Enterprises, Inc. (the “Company”) is a diversified holding company whose core businesses are presently composed of two subsidiaries, MHHC Warranty and Services, Inc. and MHHC Reinsurance, Inc. The Company has recently created a newly formed subsidiary, ONBLi, Inc.

The Company’s current revenues are generated by MHHC Warranty and Services, Inc. The sale of Extended Service Contracts (“ESC’s”) comprised 96.5% of MHHC Enterprises, Inc.’s revenues during the year ended December 31, 2020. ESC coverage plans provide for extended warranties on consumer products, which covered products fall into one of four categories: (1) residential appliances, (2) consumer electronics, (3) audio visual and (4) all home products, with term coverage plans of 12, 24, 36, 48, or 60 months. Below is a summary overview of the types of products included in each category. ESCs for residential appliances (as described below), particularly laundry machines and dryers, kitchen appliances, and heating and cooling equipment, accounted for approximately 56% of our ESCs, with terms of 48 to 60 months.

Residential Appliances: Any household appliance including, but not limited to, refrigerators, stoves, ovens, dishwashers, trash compactors, garbage disposals, washers/dryers, heating and air conditioning units, and hot water tanks. In addition, standalone kitchen appliances such as blenders, air fryers, coffee and espresso machines, and other similar small appliances.

Consumer Electronics: Consumer Electronics such as mobile phones, tablets, laptops, desktop computers, modems, Wi-Fi systems, camera products, electric-transporters (i.e., e-bikes), gaming systems, DVD players, and printers. Coverage plans are also available for other small household electronics including garage door openers, table saws, calculators, keyboards, and AI- devices (i.e., Alexa, Echo Dot, Google Home).

Audio Visual: Any and all television hardware and cabling. For example, audio systems HTIB, MP3s, projectors, soundbars and systems, Bluetooth devices, streaming media devices, desktop monitors, and televisions (e.g., all LCD, 4k TV, curved, plasma, OLED, 3D TV, CRT, micro displays, or TV combo units).

All Home Products: Includes all products under Residential Appliances, Consumer Electronics, Audio and Visual equipment.

The Company has over 100,000 active ESCs that are in effect as of today. Our ESCs are distributed through Consumer Priority Services (“CPS”), a wholesaler which is our principal customer responsible for the vast majority of our ESC sales. CPS purchases the ESCs from us at wholesale pricing, marks the ESCs’ prices up (at their discretion) and then resells them at the marked up prices to over 1,000 retail brick and mortar retail stores and to exclusive e-commerce sales portals like Groupon. The third parties who purchase the ESCs from CPS then sell the ESCs together with the consumer products which the ESCs cover to the end-users of such products at the retail level. After an ESC and the consumer product covered by the ESC is purchased by an end-user, we administer the ESC with respect to the covered product. This entails, among other things, operating a call center, reviewing and assessing incoming claims, making a determination of whether a claim should be approved, and, if the claim is approved, providing for the repair or replacement of the covered product. In such event, we use independent third party service centers and manufacturers/distributors to repair or replace the covered product at our expense.

Our current sales pricing is based on a monthly minimum purchase commitment amount by each customer. When a customer fails to meet their minimum monthly purchase commitment an additional surcharge percentage is added to the price paid by the customer for the product. The surcharge percentage is variable and is based on a contractual arrangement whereby the surcharge percentage increases the further sales fall below the minimum monthly sales purchase commitment in a given month.

In addition, a customer is charged a surcharge if claims, as a percentage of sales, exceed the contractually agreed upon maximum allowable claims percentage, regardless of the amount of purchases by the customer for that month.

Our remaining revenues during the year ended December 31, 2020 were derived from assurance warranty revenues (the outsourcing of warranty support to us from manufactures). Currently, MHHC has approximately 80,000 active specialized warranties for surge protector products by a single manufacturer.

In 2020, we generated 95.5% of our revenue from CPS. We are currently seeking additional wholesalers who we would sell our ESCs directly to as well as manufacturers for which we would provide warranties on their behalf. See the Risk Factor on page 4. Through CPS, our ESCs are sold through more than 1,000 retail locations in the United States, including big box stores, independent business and online over various e-commerce websites and portals. During the nine months ended September 30, 2021, we generated 96.5% of our revenues from the sale of warranties related to ESCs.

During 2022, we intend to begin offering warranty products directly to consumers through our e-commerce portal warrantyyourworld.com, to begin selling add-on warranties directly through manufacturer online sales portals, and to launch an in-house e-commerce website ONBLi.com to offer warranty services for other types of consumer electronics.

Our Strategy

As described above the Company currently sells its products primarily to CPS, who in turn sells them to various original equipment manufacturers (OEMs), retailers, underwriters, and third party administrators either through retail outlets or through various ecommerce websites and portals. We also work directly with retailers to a lesser extent depending on demand. It is the Company’s strategy to build, develop, and license technologies that will allow it to launch ecommerce portals and/or websites that will streamline the integration of its ESC warranty services with a cloud based platform that offers products and services that it may license, manage, or otherwise offer, with a linked ESC warranty service. In developing, building, and integrating the technology to link its ESC warranty services with those other products, the Company believes it can leverage its current ESC warranty services and expand its reach, while developing other revenue streams.

In addition to capturing additional ESC warranty services, the development of new ecommerce portals and/or websites will additionally allow the company to expand into cloud based product sales and other related services. The Company believes that by expanding and selling additional products through ecommerce activities online that it can both enhance its customer reach, develop and link complementary services, expand its technological knowledge that will allow the Company to stay competitive and relevant in a fast pace changing marketplace that is quickly adopting new technologies and strategies, and quickly build critical mass in support of creating a sustainable corporate enterprise that can defend, endure, and thrive in the current evolving marketplace. A marketplace that requires the skills and knowledge of how to operate and sell to customers virtually in a cloud based environment.

Industry and Competitor Overview

The Company’s two distinct industries and its competitors within both its ESC warranties business and proposed ecommerce linked expansion marketplace encompass a large variety of product types, service offerings, and delivery channels. The worldwide marketplace in which we intend to compete is evolving rapidly and intensely competitive. We will face a broad array of competitors from many different industry sectors around the world. We believe that the principal competitive factors in our businesses will include selection, price, and convenience, including fast and reliable fulfillment. Additional competitive factors will include the quality, speed, and reliability of our services and tools, as well as customers’ ability and willingness to change business practices. Some of our current and potential competitors have greater resources, longer histories, more customers, greater brand recognition, and greater control over inputs critical to our business. They may secure better terms from suppliers, adopt more aggressive pricing, pursue restrictive distribution agreements that restrict our access to supply, direct consumers to their own offerings instead of ours, lock-in potential customers with restrictive terms, and devote more resources to technology, infrastructure, fulfillment, and marketing. The Internet facilitates competitive entry and comparison shopping, which enhances the ability of new, smaller, or lesser-known businesses to compete. Our business is also subject to rapid change and the development of new business models and the entry of new and well-funded competitors. Other companies also may enter into business combinations or alliances that strengthen their competitive positions. We intend to use our flexibility and our subject matter expertise to adroitly adapt our ESC Warranty knowledge and integrate our current offerings with new ecommerce offerings that may allow us to differentiate ourselves from our competitors. We believe that this linked set of new offerings shall be enhanced by the opportunities offered from the rapidly evolving ecommerce marketplace.

Our specific industry and competitor overview in the ESC warranties and ecommerce marketplace is as follows:

ESC Warranties

Extended Warranty refers to any extension of manufacturer's warranty offered at the point of sale of products. It is also known as service contract/agreement and the cover only commences on completion of the original warranty. The market for extended warranty service is relatively fragment, the major players including Asurion, American International Group (AIG), Assurant, Allstate (SquareTrade), Amtrust, American Home Shield, Ally Financial, Allianz Global Assistance, Automobile Protection Corporation (APCO ), Endurance Warranty Services, CarShield, CARCHEX, Corporate Warranties India and so on. The top five players, namely Asurion, American International Group (AIG), Assurant, Allstate (SquareTrade) and Amtrust, account for more than 17% global market share in value in 2019. The global extended warranty service market size is projected to reach $134,120 million by 2026, from USD $94,660 million in 2020, at a CAGR of 6.0% during 2021-2026.

Ecommerce Platforms and Online Sales

Ecommerce (or electronic commerce) is the buying and selling of goods (or services) on the Internet. It encompasses a wide variety of data, systems, and tools for online buyers and sellers including mobile shopping and online payment encryption. There are four traditional types of ecommerce, including Business to Consumer (“B2C”), Business to Business (“B2B”), Consumer to Business (“C2B”) and Consumer to Consumer (“C2C”). There is also Business to Government (“B2G”), but that is often lumped into B2B. The global retail e-commerce market size was valued at USD 4.25 trillion in 2019 and is expected to grow at a compound annual growth rate (CAGR) of 9.4% from 2020 to 2027. Increasing usage of smartphones and the convenience of purchasing daily essentials and luxury products from the comfort of home is primarily driving the growth. Moreover, the availability of a plethora of options, lower price compared to physical stores, and technology-enabled online trials of apparel and accessory are some of the other factors contributing to the burgeoning demand for retail e-commerce across the world. Additionally, the internet has revolutionized the retail industry by increasing the reach of retailers from the local area to overseas, allowing the business to reach the expediency of customer and increasing the cross-broader success. The prominent vendors competing in the market include Alibaba Group Holding Ltd, Amazon.com Inc.; Inter IKEA Systems B.V.; and Walmart Inc. but given the market’s size and breadth is made up of a very large number of small to large competitors. Companies within the marketplace are undergoing rapid and evolutionary changes in how they compete and work together. The companies are offering affordable products to cater to the demand for various goods such as grocery, office supplies, art supplies, footwear, and apparel and accessories among others. Moreover, the companies selling through ecommerce have opted for organic and inorganic growth strategies to strengthen their market position. For instance, in May 2019, the e-commerce platform Shopify acquired a New York-based wholesale good selling platform called “Handshake” to expand its service and product portfolio. Furthermore, in March 2020, IKEA partnered with Alibaba to open IKEA’s virtual store on Alibaba e-commerce platform called Tmall, which will help in reaching customers of China. The companies are utilizing ecommerce platforms and website are engaging in partnerships, mergers, and acquisitions, aiming to strengthen their product portfolio, improve their reach with a better chain across the countries and regions. For instance, In June 2018, IKEA partnered with Adidas, Lego, and Sonos to expand its product portfolio. Also, in May 2018, Walmart acquired Flipkart to expand its reach in the market, while maintaining the Flipkart brand to remain distinct from that of Walmart. Furthermore, in December 2018, Walmart entered into a partnership with Rakuten Ichiba under its revamping strategy to open its first eCommerce store in Japan. The company is strengthening its market position while competing at a global level with giants such as Alibaba and Amazon. The industry and the competitor profile is made up of an ever growing number of players that are developing and evolving new products and solutions that offer large growth opportunities among its participants.

Government Regulation

We are and given our plans to expand further into ecommerce subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, physical, e-commerce, and omnichannel retail, digital content, web services, electronic devices, artificial intelligence technologies and services, and other products and services that we currently or may offer to sell in the future. These regulations and laws cover taxation, privacy, data protection, copyrights, electronic device certification, electronic contracts and other communications, consumer protection, web services, the provision of online payment services, registration, licensing, and information reporting requirements, the design and operation of websites, the characteristics, legality, and quality of products and services, product labeling and other matters. It is not clear how existing laws governing issues such data protection, and personal privacy apply to aspects of our operations such as the Internet, e-commerce, digital content, web services, electronic devices, and artificial intelligence technologies and services.

Employees

As of March 9, 2022, the Company has two full time employees and one part time employee.

Property

The Company utilizes a virtual office as its mailing address. However, the operations of the Company are conducted from the homes of our executive team.

MANAGEMENT

Directors of the corporation are elected by the stockholders to a term of one year and serve until a successor is elected and qualified. Officers of the corporation are appointed by the Board of Directors to a term of one year and serves until a successor is duly appointed and qualified, or until he or he is removed from office. The Board of Directors has no nominating, auditing or compensation committees. The Board of Directors also appointed our officers in accordance with the Bylaws of the Company, and per employment agreements negotiated between the Board of Directors and the respective officer.

The name, address, age and position of our officer and director is set forth below:

Name	Age	First Year as a Director or officer	Office(s) held
Frank Hawley	65	2017	Director, CEO of the Company
Raymond MacKay	65	2018	Director, CEO of MHHC Warranty and Service Inc., CEO of MHHC Reinsurance, Inc.

The term of office of each director of the Company ends at the next annual meeting of the Company’s stockholders or when such director’s successor is elected and qualifies. No date for the next annual meeting of stockholders is specified in the Company’s Bylaws or has been fixed by the Board of Directors. The term of office of each officer of the Company ends at the next annual meeting of the Company’s Board of Directors, expected to take place immediately after the next annual meeting of stockholders, or when such officer’s successor is elected and qualifies.

Directors are entitled to reimbursement for expenses in attending meetings but receive no other compensation for services as directors. Directors who are employees may receive compensation for services other than as director. No compensation has been paid to directors for services.

Biographical Information

Frank Hawley – Director/CEO

Frank Hawley has served as a director and Chief Executive officer of the Company since July 2017. In his role as CEO of the Company, Mr. Hawley has led the Company’s growth through its primary subsidiary MHHC Warranty and Services, Inc., and has overseen the Company’s overall development. Prior to that he served as the Policy and Budget Manager for the Washington Department of Fish & Wildlife where he was an executive level senior policy advisor for strategic statewide policy issues.

Frank Hawley brings years of leadership and executive management experience to his role as Chief Executive Officer of MHHC Enterprises, Inc. He formerly served as a Policy and Budget Manager for a governmental agency in the State of Washington where he was an executive level senior policy advisor for strategic statewide policy issues. He focused on leading his team to consistently managing key initiatives, planning and strategic decisions. His tenured experience includes developing, implementing, and managing multi-million-dollar operating budgets. Prior to that, he also served as a Licensing Division Manager where he had oversight of key compliance, licensing, and policy issues. He oversaw leading a team of 30 team members while strategically allocating scarce resources and prioritizing business initiatives for organizational success. His extensive accomplishments included the mechanization of many financial and point-of-sales transactions that reduce overhead, streamlined the collection of $100-million in revenues, and established a 600-point of sales agent network for the State. Mr. Hawley also has had an extensive management career at AT&T working at corporate headquarters in operations, engineering, in addition too regional sales and marketing. During his career with the Fortune 100 firm, he had experience developing and implementing complex computer telephony integrated networks for large and complex global enterprises. In his role as CEO of MHHC Enterprises, Inc., Mr. Hawley has led the company’s growth through its primary subsidiary MHHC Warranty and Services, Inc., and has overseen the Company’s OTC compliance and overall development.

Raymond MacKay – Director

Raymond MacKay became a director of the Company in April 2018. Since that date he has also been Chief Executive Officer of MHHC Warranty and Service Inc., a wholly-owned subsidiary of the Company. In August 2021, Mr. MacKay became Chief Executive Officer of MHHC Reinsurance, Inc., also a wholly-owned subsidiary of the Company. Mr. MacKay has overseen the Company’s expansion into additional state jurisdictions and the development of its regulatory compliance system. On a part-time basis, Mr. MacKay practices law at The MacKay Law Firm, P.A. based in Anderson, South Carolina. Prior to joining the Company, Mr. MacKay was engaged in the full-time practice of law. For more than the past five years, the law practice was with The MacKay Law Firm, P.A.

Raymond MacKay was raised in South Carolina where he attended and graduated from Furman University with a Bachelor of Arts degree in 1978. Later he graduated from the University of South Carolina Law School with a Juris Doctorate degree in 1982. He has worked his entire career as primarily a sole practitioner focusing on trial work as well as corporate work in Anderson, South Carolina. Besides maintaining his general law practice he also served as Assistant Solicitor for the Tenth Judicial Circuit of South Carolina and also as Municipal Court Judge for the City of Anderson, SC.

Executive Compensation

The table below sets forth the annual compensation of each of our executive officers and directors and the capacities in which such compensation was received.

Name	Capacity in which Compensation was received	Fiscal Year	Cash Compensation ($)	Other Compensation ($)	Total Compensation ($)
Frank Hawley	CEO/President	2021	134,403.08	254,755.20 (1)	389,158.28
		2020	74,702	—	74,702
		2019	—	—	—
Raymond MacKay	Subsidiary CEO	2021	104,705.11	254,755.20 (1)	359,460.31
		2020	56,777		56,777
		2019	—	120,000 (2)	120,000
TOTALS			370,587.19	629,510.40	1,000,097.59

(1)	Represents 22,000,000 shares of Common Stock (after giving effect to the 10 for 1 stock dividend) granted to the executive officer on May 7, 2021, as deferred compensation. The shares vest on May 17, 2022, subject to continued employment with the Company. As the closing price of the Company’s Common Stock was $0.0182 on the date of the grant, the fair value of the compensation was $400,400, which is being amortized to expense over the vesting period. Accordingly, $254,755.20 of stock-based compensation was recognized in 2021.
(2)	Represents 891,902 fully vested shares of Common Stock (after giving effect to the 10 for 1 stock dividend) issued on July 1, 2019 as compensation for services rendered to our subsidiary. As the closing price of the Company's Common Stock was $0.1345 on the date of the grant, the fair value of the compensation was $120,000, which was recognized as expense immediately.

RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

There are no related party transactions to report.

PRINCIPAL STOCKHOLDERS

The following table sets forth information as to the shares of Common Stock and Series A Preferred Stock beneficially owned as of March 9, 2022 by (i) each person known to us to be the beneficial owner of more than 5% of our Common Stock; (ii) each Director; (iii) each Executive Officer; and (iv) all of our Directors and Executive Officers as a group.  Unless otherwise indicated in the footnotes following the table, the persons as to whom the information is given had sole voting and investment power over the shares of Common Stock shown as beneficially owned by them. Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act, which generally means that shares of Common Stock subject to options or other derivative securities which are currently exercisable or convertible or will be exercisable or convertible into shares of Common Stock within 60 days of the date hereof are considered to be beneficially owned, including for the purpose of computing the percentage ownership of the person holding such options, but are not considered outstanding when computing the percentage ownership of each other person listed on the table unless otherwise indicated. The footnotes below indicate the amount of unvested options for each person in the table. None of these unvested options vest within 60 days of the date hereof.

Shareholder	Class of Stock	No. of Shares		% of Class	Voting Power	% of Voting Power
Frank Hawley	Series A Preferred (1)	250,000		50.0%	28,173,077	25.5%
	Common Stock (2)	24,350,150	(3)	45.0%	24,350,150	22.0%
Raymond MacKay	Series A Preferred (1)	250,000		50.0%	28,173,077	25.5%
	Common Stock (2)	23,337,842	(3)	43.1%	23,337,842	21.1%
All Officers and Directors					104,034,146	94.2%

(1)	The Series A Preferred Shares have an aggregate voting right equal to 51% of the total voting power outstanding at any given time. If a vote were held while 54,136,500 common shares were outstanding, the preferred holders would have 56,346,154 votes, thereby resulting in a total of 110,482,654 votes.
(2)	Based on 54,136,500 shares of Common Stock as of March 9, 2022, following a stock dividend effected on December 7, 2021 of 10 shares of Common Stock for each share of Common Stock held of record as of June 30, 2021.
(3)	The shares held by each of our executive officers include 22,000,000 shares of restricted stock (post stock dividend) granted on May 7, 2021 that are subject to a one year vesting period, and may be canceled if the executive terminates his relationship with the Company.

DESCRIPTION OF CAPITAL

The following summary is a description of the material terms of our capital stock and is not complete. You should also refer to our Articles of Incorporation, as amended and our Bylaws, as amended, which are included as exhibits to the Offering Statement of which this Offering Circular forms a part.

Common Stock

Voting

Each holder of our Common Stock is entitled to one vote for each share of Common Stock held on all matters submitted to a vote of stockholders. Any action at a meeting at which a quorum is present will be decided by a majority of the votes cast.  Cumulative voting for the election of directors is not permitted.

Dividends

Holders of our Common Stock are entitled to receive dividends when, as and if declared by our Board of Directors out of funds legally available for payment, subject to the rights of holders, if any, of our Preferred Stock.  Any decision to pay dividends on our Common Stock will be at the discretion of our Board of Directors. Our Board of Directors may or may not determine to declare dividends in the future.  See “Dividend Policy.”  The Board’s determination to issue dividends will depend upon our profitability and financial condition, and other factors that our Board of Directors deems relevant.

Liquidation Rights

In the event of a voluntary or involuntary liquidation, dissolution or winding up of our company, the holders of our Common Stock will be entitled to share ratably on the basis of the number of shares held in any of the assets available for distribution after we have paid in full all of our debts and after the holders of all outstanding Preferred Stock, if any, have received their liquidation preferences in full.

Series A Preferred Stock

We have designated 500,000 shares of Series A Preferred Stock, par value $0.0001, of which we currently have 500,000 shares issued and outstanding.

Voting

Except as otherwise provided in our Articles of Incorporation or Bylaws or by applicable law, the shares of the Series A Preferred Stock shall be entitled to vote with the shares of the Company’s Common Stock at any annual or special meeting of the stockholders of the Company. Together, collectively and in their entirety, all Holders of Series A Preferred Stock shall have voting rights equal to exactly fifty-one percent (51%) of all voting rights available at the time of any vote. The Holders of Series A Preferred Stock, through the ownership of this Series A Preferred Stock, have the voting power to act on behalf of the Company, to call a special meeting of the shareholders, to remove and/or replace the Board of Directors or management or any individual members thereof in the event that one or more of the foregoing has done, or failed to do, anything which, in his sole judgment, will materially and adversely impact the business of the Company in any manner whatsoever, including, but not limited to, any violations of any state or federal securities laws, or any action which could cause the bankruptcy, dissolution, or other termination of the Company.

Conversion Rights

The Series A Preferred Stock have no conversion rights.

Liquidation Rights

Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary (a "Liquidation"), the holders shall be entitled to receive out of the assets of the Company whether such assets are capital or surplus, for each share of Preferred Stock an amount equal to the holder's pro rata share of the assets and funds of the Company to be distributed, less any amount of indebtedness of the Company, and if the assets of the Company shall be insufficient to pay in full such amounts, then the entire assets to be distributed to the holders shall be distributed among the holders ratably in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full.

Limitations on Liability and Indemnification of Officers and Directors

Nevada law authorizes corporations to limit or eliminate (with a few exceptions) the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors.  Our Articles of Incorporation and Bylaws include provisions that eliminate, to the extent allowable under Nevada law, the personal liability of directors or officers for monetary damages for actions taken as a director or officer, as the case may be.  Our Articles of Incorporation and Bylaws also provide that we must indemnify and advance reasonable expenses to our directors and officers to the fullest extent permitted by law.  We are also expressly authorized to carry directors’ and officers’ insurance for our directors, officers, employees and agents for some liabilities.  We currently maintain directors’ and officers’ insurance covering certain liabilities that may be incurred by directors and officers in the performance of their duties

The limitation of liability and indemnification provisions in our Articles of Incorporation and Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty.  These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders.  In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to the indemnification provisions in our Articles of Incorporation and Bylaws.

There is currently no pending litigation or proceeding involving any of directors, officers or employees for which indemnification is sought.

Transfer Agent

Our transfer agent is Transfer Online, Inc. with offices 512 SE Salmon Street, Portland, OR 97214. They can be found online at: www.transferonline.com. Transfer Online is duly registered with the Securities and Exchange Commission.

SHARE ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our Common Stock in the public market after this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities. We are unable to estimate the number of shares of Common Stock that may be sold in the future.

Upon the completion of this offering, we will have 74,136,500 outstanding shares of Common Stock if we complete the maximum offering hereunder.  All of the shares sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by one of our affiliates as that term is defined in Rule 144 under the Securities Act, which generally includes directors, officers or 5% stockholders.

Rule 144

Shares of our Common Stock held by any of our affiliates, as that term is defined in Rule 144 of the Securities Act, may be resold only pursuant to further registration under the Securities Act or in transactions that are exempt from registration under the Securities Act. In general, under Rule 144 as currently in effect, any of our affiliates would be entitled to sell, without further registration, within any three-month period a number of shares that does not exceed the greater of:

●	1% of the number of shares of Common Stock then outstanding, which will equal about 741,365 shares if fully subscribed; or

●	the average weekly trading volume of the unrestricted Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates will also be subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

PLAN OF DISTRIBUTION

The Offering will be sold by our officers and directors.

This is a self-underwritten offering. This Offering Circular is part of an exemption under Regulation A that permits our officers and directors to sell the shares directly to the public in those jurisdictions where the Offering Circular is approved, with no commission or other remuneration payable for any shares sold. There are no plans or arrangements to enter into any contracts or agreements to sell the shares with a broker or dealer. After the qualification by the Commission and acceptance by those states where the offering will occur, the officers and directors intends to advertise through personal contacts, telephone, and hold investment meetings in those approved jurisdictions only. We do not intend to use any mass-advertising methods such as the Internet or print media. Officers and directors will also distribute the Offering Circular to potential investors at meetings, to their business associates and to his friends and relatives who are interested the Company as a possible investment, so long as the offering is an accordance with the rules and regulations governing the offering of securities in the jurisdictions where the Offering Circular has been approved. In offering the securities on our behalf, the officers and directors will rely on the safe harbor from broker dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

Terms of the Offering

The Company is offering on a best-efforts, self-underwritten basis a maximum of 20,000,000 shares of its Common Stock at an offering price of $0.50 per share.

The price shall be fixed for the duration of the offering, unless an amendment is properly filed with the Commission. There is no minimum investment required from any individual investor. The shares are intended to be sold directly through the efforts of our officers and directors. The shares are being offered for a period of 365 days beginning on the date the Offering Statement of which this Offering Circular is a part is qualified by the SEC. For more information, see the sections titled “Plan of Distribution” and “Use of Proceeds” herein.

VALIDITY OF COMMON STOCK

The validity of the securities offered hereby will be passed upon by Nason, Yeager, Gerson, Harris & Fumero, P.A.

INDEX TO FINANCIAL STATEMENTS

MHHC ENTERPRISES, INC. AND SUBSIDIARIES

FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of:

MHHC Enterprises, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MHHC Enterprises, Inc. and Subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations, changes in shareholders’ deficit, and cash flows, for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2020 and 2019, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has a net loss and cash used in operations of $291,769 and $96,291 respectively, in 2020 and a working capital deficit, stockholders’ deficit and accumulated deficit of $122,626, $1,207,720 and $10,791,058 respectively, at December 31, 2020. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s Plan in regards to these matters is also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Existence of extended warranty revenues and completeness of deferred revenues

As described in footnote 3 “Revenue Recognition and Deferred Revenue” to the consolidated financial statements, the Company’s consolidated extended warranty revenues during year 2020 was $290,847 and the deferred revenues at December 31, 2020 was $1,198,123. The determination of the existence and completeness, respectively, of these balances requires management to prepare and maintain a deferred revenue and amortization schedule which contains data for each extended warranty contract.

We identified the existence of extended warranty revenues and completeness of deferred revenues as a critical audit matter. Management’s deferred revenue schedule was complex and auditing the deferred revenues and revenues was challenging.

The primary procedures we performed to address this critical audit matter included (a) confirmed extended contracts sold with the primary customer and obtained through confirmation with that customer the monthly sales reports which contain data for each sold contract, including the term of the contract, (b) tested the accuracy and completeness of the deferred revenue schedule by tracing, for selected sample contracts, , the relevant data including the contract term, to the monthly sales reports, (c) recomputed, for the sample items, the deferred revenue at each audit period end, (d) traced the revenues to be recognized from the deferred revenue schedule to the general ledger, and (d) recomputed the mathematical accuracy of the deferred revenues schedule.

/s/ Salberg & Company, P.A.

SALBERG & COMPANY, P.A.

We have served as the Company’s auditor since 2020.

Boca Raton, Florida

August 4, 2021 (except with regard to the stock dividend described in Note 11 as to which the date is

December 20, 2021)

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431

Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920

www.salbergco.com • info@salbergco.com

Member National Association of Certified Valuation Analysts • Registered with the PCAOB

Member CPAConnect with Affiliated Offices Worldwide • Member Center for Public Company Audit Firms

MHHC ENTERPRISES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2020	2019

Assets

Current assets:
Cash	$173,069	$15,700
Accounts receivable	143,632	93,962
Prepaid expenses and other current assets	—	692

Total current assets	316,701	110,354

Property and equipment, net	1,816	—

Total assets	$318,517	$110,354

Liabilities and stockholders' deficit

Current liabilities:
Accrued expenses	$32,764	$7,816
Deferred revenue	367,013	293,344
Warranty claims payable	36,511	42,577
Warranty reserve liability	3,039	3,788
Total current liabilities	439,327	347,525

Deferred revenue, less current portion	831,110	678,780
Notes payable	255,800	—

Total liabilities	1,526,237	1,026,305

Commitments and contingencies - See Note 7

Stockholders' deficit:

Preferred stock - 500,000 shares authorized: Preferred stock - Series A, $0.0001 par value, 500,000 shares designated, issued and outstanding	50	50
Common stock, par value $0.001 per share; 200,000,000 shares authorized; 10,136,500 shares issued and outstanding	10,137	10,137
Additional paid-in capital	9,573,151	9,573,151
Accumulated deficit	(10,791,058)	(10,499,289)

Total stockholders' deficit	(1,207,720)	(915,951)

Total liabilities and stockholders' deficit	$318,517	$110,354

The accompanying notes are an integral part of the consolidated financial statements.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended
	December 31,
	2020	2019

Revenues:
Extended warranty revenues	$290,847	$263,505
Assurance warranty revenues	13,720	26,525
Total revenues	304,567	290,030

Cost of revenues:
Claims expense	138,563	220,476
Warranty reserve expense	686	1,326
Total cost of revenues	139,249	221,802

Gross profit	165,318	68,228

Operating expenses:
General and administrative	453,005	375,101
Total operating expenses	453,005	375,101

Operating loss	(287,687)	(306,873)

Other income (expense):
Interest income	21	—
Interest expense	(4,103)	(3,922)
Total other expense, net	(4,082)	(3,922)

Loss before income taxes	(291,769)	(310,795)

Provision for income taxes	—	—

Net loss	$(291,769)	$(310,795)

Net loss per share:
Basic and diluted	$(0.03)	$(0.03)

Weighted average number of common shares outstanding:
Basic and diluted	10,136,500	9,691,770

The accompanying notes are an integral part of the consolidated financial statements.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	Series A				Additional
	Preferred Stock		Common Stock		Paid-In	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total

Balance - December 31, 2018	500,000	$50	9,244,598	$9,245	$9,454,043	$(10,188,494)	$(725,156)

Common stock issued for services	—	—	891,902	892	119,108	—	120,000

Net loss	—	—	—	—	—	(310,795)	(310,795)

Balance - December 31, 2019	500,000	50	10,136,500	10,137	9,573,151	(10,499,289)	(915,951)

Net loss	—	—	—	—	—	(291,769)	(291,769)

Balance - December 31, 2020	500,000	$50	10,136,500	$10,137	$9,573,151	$(10,791,058)	$(1,207,720)

The accompanying notes are an integral part of the consolidated financial statements.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	December 31,
	2020	2019
Cash Flows From Operating Activities:
Net loss	$(291,769)	$(310,795)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Share-based compensation	—	120,000
Depreciation	324	—
Interest and amortization of debt discount	4,103	3,362
Changes in operating assets and liabilities:
Accounts receivable	(49,670)	143,479
Prepaid expenses and other current assets	692	(692)
Warranty claims payable	(10,169)	(107,377)
Accrued expenses	24,948	4,012
Deferred revenue	225,999	178,738
Warranty reserve liability	(749)	1,326
Net cash (used in) provided by operating activities	(96,291)	32,053

Cash Flows From Investing Activities:
Purchases of property and equipment	(2,140)	—
Net cash used in investing activities	(2,140)	—

Cash Flows From Financing Activities:
Bank overdraft	—	(117)
Repayments of loan payable	—	(1,958)
Proceeds from notes payable	255,800	—
Repayments of notes payable	—	(14,278)
Net cash provided by (used in) financing activities	255,800	(16,353)

Net increase in cash	157,369	15,700

Cash at beginning of year	15,700	—

Cash at end of year	$173,069	$15,700

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$—	$560
Cash paid for taxes	$—	$—

The accompanying notes are an integral part of the consolidated financial statements.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

NOTE 1 — OVERVIEW

MHHC Enterprises, Inc. (“MHHC” or the “Company”) offers its Extended Service Contract (ESC’s) in over 1,000 retail locations and online as well. MHHC is a provider of help desk and warranty insurance administration services for a wide variety of industries and consumers. Additionally, the organization creates and specializes service programs for a variety of manufacturers and commercial construction industries like heating, ventilating and air conditioning (HVAC). MHHC is a provider of call center "on-shoring" by creating jobs in the United States for professional phone representatives, including both sales and customer service employees. The Company’s call center processes claims and service calls by skilled professionals consistently offering warranty support solutions for a variety of businesses. MHHC prides itself in offering troubleshooting solutions over the phone and developing processes to eliminate overhead costs of shipping and timely repairs on approved claims. The highly skilled staff at MHHC consistently provide mission-critical solutions and results that assist industries and manufacturers in driving down warranty support and repair costs for their organization.

NOTE 2 — GOING CONCERN AND MANAGEMENT’S LIQUIDITY PLANS

As of December 31, 2020, the Company had cash of $173,069 and a working capital deficit (current liabilities in excess of current assets) of $122,626. During the year ended December 31, 2020, the net loss was $291,769 and net cash used in operating activities was $96,291. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for one year from the issuance of the consolidated financial statements.

During the year ended December 31, 2020, the Company received proceeds of $255,800 from the issuance of notes payable.

The Company’s primary source of operating funds since inception has been cash proceeds from operations. The Company experienced net losses during 2020 and 2019 and negative cash flows from operations during 2020. The Company’s ability to continue its operations is dependent upon its ability to obtain additional capital through public or private equity offerings, debt financings or other sources; however, financing may not be available to the Company on acceptable terms, or at all. The Company’s failure to raise capital as and when needed could have a negative impact on its financial condition and its ability to pursue its business strategy, and the Company may be forced to curtail or cease operations.

Management’s plans regarding these matters encompass the following actions: 1) obtain funding from new investors from a combination of debt and equity offerings in order to alleviate the Company’s working capital deficiency; and 2) implement its business plan to increase revenues. The Company’s continued existence is dependent upon its ability to obtain additional funding sources and to develop profitable operations.  However, the outcome of management’s plans cannot be determined with any degree of certainty.

Accordingly, the accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business for one year from the date the consolidated financial statements are issued. The carrying amounts of assets and liabilities presented in the consolidated financial statements do not necessarily purport to represent realizable or settlement values. The consolidated financial statements do not include any adjustments that might result should the Company be unable to continue as a going concern.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

In March 2020, the World Health Organization declared COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, customers, economies, and financial markets globally, leading to an economic downturn. It has also disrupted the normal operations of many businesses, including ours. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak of COVID-19 and its effects on our business including our financial condition, liquidity, or results of operations at this time. Management is actively monitoring the global situation and its impact on the Company’s financial condition, liquidity, operations, customers, industry, and workforce. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, the Company is not able to estimate the effects that the COVID-19 outbreak will have on its results of operations, financial condition, or liquidity for 2021. As of the date of this report, the Company has experienced delays in collecting its accounts receivable, declines in wholesale orders and cancelation of potential additional ESC opportunities and the longer this pandemic continues there may be additional impacts. Furthermore, the COVID-19 outbreak has and may continue to impact the Company’s ability to raise capital.

Although the Company cannot estimate the length or gravity of the impact of the COVID-19 outbreak at this time, if the pandemic continues, it may have a material adverse effect on the Company’s results of future operations, financial position, liquidity, and capital resources, and those of the third parties on which the Company relies in 2021.

NOTE 3 — ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates in the accompanying consolidated financial statements include the allowance for doubtful accounts, depreciable lives of property and equipment, valuation of loss contingencies, warranty reserve liability for assurance warranties, valuation of stock-based compensation and the valuation allowance on deferred tax assets. Actual results may differ from these estimates.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of MHHC Enterprises, Inc. and its wholly owned subsidiary MHHC Warranty and Services, Inc. All significant intercompany transactions and balances have been eliminated in consolidation. MHHC Reinsurance, Inc. and ONBLi, Inc., additional wholly owned subsidiaries, have no accounting activity during the periods presented, and therefore have no effect on the consolidated financial statements included herein.

Fair Value of Financial Instruments

The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Subtopic 825-10, “Financial Instruments” (“ASC 825-10”) requires disclosure of the fair value of certain financial instruments. The estimated fair value of certain financial instruments, including accounts receivable, accrued expenses and warranty claims payable are carried at historical cost basis, which approximates their fair value because of the short-term maturity of these instruments. All other significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the consolidated financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. There were no cash equivalents at December 31, 2020 and 2019. The Company maintains its cash in banks insured by the Federal Deposit Insurance Corporation in accounts that at times may be in excess of the federally insured limit of $250,000 per bank. At December 31, 2020 and 2019, the uninsured balances amounted to $0.

Fair Value Measurements

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. The Company classifies assets and liabilities recorded at fair value under the fair value hierarchy based upon the observability of inputs used in valuation techniques. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed market assumptions. The fair value measurements are classified under the following hierarchy:

●	Level 1 – Quoted prices in active markets for identical assets or liabilities.
●	Level 2 – Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.
●	Level 3 – Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable consists of unsecured trade accounts with customers (See Note 10). The Company monitors outstanding receivables based on factors surrounding the credit risk of specific customers, historical trends, and other information. The allowance for doubtful accounts is estimated based on an assessment of the Company’s ability to collect on customer accounts receivable. There is judgment involved with estimating the allowance for doubtful accounts, and if the financial condition of the Company’s customers were to deteriorate, resulting in their inability to make the required payments, the Company may be required to record additional allowances or charges against revenues. The Company has not historically experienced significant credit or collection problems with its customers. At December 31, 2020 and 2019, no allowance for doubtful accounts relating to the Company’s accounts receivable was deemed necessary.

Property and Equipment

Property and equipment consists of computer equipment and is recorded at cost. Repairs and maintenance costs are expensed as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method. The estimated useful life for computer equipment is three years.

Long-Lived Assets

The Company reviews its property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The test for impairment is required to be performed by management at least annually. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted operating cash flow expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

Income Taxes

The Company accounts for its income taxes in accordance with accounting principles generally accepted in the United States of America, which requires, among other things, recognition of future tax benefits and liabilities measured at enacted rates attributable to temporary differences between financial statement and income tax bases of assets and liabilities and to net tax operating loss carryforwards to the extent that realization of these benefits is more likely than not. The Company periodically evaluates the realizability of its net deferred tax assets. The Company’s policy is to account for interest and penalties relating to income taxes, if any, in “income tax expense” in its consolidated statements of operations and include accrued interest and penalties within “accrued liabilities” in its consolidated balance sheets, if applicable. For the years ended December 31, 2020 and 2019, no income tax related interest or penalties were assessed or recorded.

Revenue Recognition and Deferred Revenue

The Company follows Accounting Standards Codification 606 (ASC 606). ASC 606 is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASC also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer purchase orders, including significant judgments.

Revenues consist of warranty fees derived from extended warranties and manufacturer warranties on general consumer electronic goods, which include residential appliances, audio and visual equipment and small consumer handheld electronics. The extended warranties are sold wholesale to agents that resell them to direct retail outlets. Extended warranty revenue is recognized pro-rata over the applicable extended warranty period, ranging from one to five years. The extended warranty period begins at the end of the manufacturer’s warranty period, which typically lasts one year. The manufacturer warranties are serviced by guaranteeing products to the consumer on behalf of the manufacturer.

Deferred revenue represents the amount of extended warranty fees received in excess of the portion recognized as revenue and it is included in current and non-current liabilities in the accompanying consolidated balance sheets. Deferred revenue shall be recognized in the future on a straight-line basis over the respective terms of the extended warranty periods ranging from one to five years subsequent to the end of the manufacturer’s warranty period.

For customers for which the Company is providing warranty coverage as if it were the manufacturer (assurance warranties), revenue is recognized immediately. Concurrently, a warranty reserve liability equal to the estimated future claims is also recognized. There are no separate performance obligations.

Cost of Revenues

Cost of revenues includes claims and warranty expense. For extended warranties, claims expense is recognized as claims occur and is recognized in the period in which the claim originates. For manufacturer warranties, warranty expense is recognized at the beginning of the warranty period to establish an estimated warranty reserve liability. Claims for manufacturer warranties reduce the warranty reserve liability.

Advertising

The Company charges the costs of advertising to expense as incurred. Advertising costs were $2,144 and $398 for the years ended December 31, 2020 and 2019, respectively.

Stock-Based Compensation Expense

Stock-based compensation expense is measured at the grant date fair value of the award and is expensed over the requisite service period. For stock-based awards to employees, non-employees and directors, the Company calculates the fair value of the award on the date of grant using the Black-Scholes option pricing model, which includes variables such as the expected volatility of the Company’s share price, the exercise behavior of its grantees, interest rates, and dividend yields. These variables are projected based on the Company’s historical data, experience, and other factors. In the case of awards with multiple vesting periods, the Company has elected to use the graded vesting attribution method, which recognizes compensation cost on a straight-line basis over each separately vesting portion of the award as if the award was, in substance, multiple awards.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

Net Loss per Common Share

Net loss per common share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the year.  Diluted earnings per share, if presented, would include the dilution that would occur upon the exercise or conversion of all potentially dilutive securities into common stock using the “treasury stock” and/or “if converted” methods as applicable.

The computation of basic and diluted income (loss) per share as of December 31, 2020 and 2019 excludes potentially dilutive securities when their inclusion would be anti-dilutive, or if their exercise prices were greater than the average market price of the common stock during the period.

There were no potentially dilutive securities outstanding during the periods presented.

Recent Accounting Pronouncements

In August 2018, the FASB issued Accounting Standards Update (“ASU”) 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 removes certain disclosure requirements, including the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels, and the valuation processes for Level 3 fair value measurements. ASU 2018-13 also adds disclosure requirements, including changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements, and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. The amendments on changes in unrealized gains and losses, and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. ASU 2018-13 became effective for the Company on January 1, 2020. The adoption of this update did not have a material impact on the Company’s consolidated financial statements and related disclosures.

FASB ASU 2016-02, Leases (Topic 842) – ASU 2016-02 requires that a lessee recognize the assets and liabilities that arise from operating leases. A lessee should recognize, in the statement of financial position, a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of twelve months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. Public business entities should apply the amendments in ASU 2016-02 for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years (i.e., January 1, 2019, for a calendar year entity). Early application is permitted for all public business entities and all non-public business entities upon issuance. The adoption of this standard did not have a material impact on the Company’s financial position and results of operations.

FASB ASU No. 2018-07 (Topic 718), “Compensation – Stock Compensation: Improvements to Nonemployee Share-Based Payment Accounting” – Issued in June 2018, ASU 2018-07 expands the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from non-employees. The amendments also clarify that Topic 718 does not apply to share-based payments used to effectively provide (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under Topic 606. The new standard became effective for the Company as of January 1, 2019. The adoption of this guidance did not have a material impact on the Company’s consolidated financial condition or results of operations.

There are other various updates recently issued, most of which represented technical corrections to the accounting literature or application to specific industries and are not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

NOTE 4 — PROPERTY AND EQUIPMENT

Property and equipment and related accumulated depreciation are summarized in the table below:

	December 31,
	2020	2019
Computer equipment	$2,140	$—
Less: accumulated depreciation	(324)	—
Property and equipment, net	$1,816	$—

Depreciation expense was $324 and $0 for the years ended December 31, 2020 and 2019, respectively.

NOTE 5 — ACCRUED EXPENSES

Accrued expenses are summarized in the table below:

	December 31,
	2020	2019
Accrued payroll and related costs	$7,895	$—
Accrued interest payable	4,103	—
Other	20,766	7,816
Total accrued expenses	$32,764	$7,816

NOTE 6 — NOTES PAYABLE

On July 8, 2020, MHHC Warranty and Services, Inc. executed the standard loan documents for an Economic Injury Disaster Loan (“EIDL”) from the U.S. Small Business Administration in light of the impact of the COVID-19 pandemic on the Company. Pursuant to that certain Loan Authorization and Agreement (the “SBA Loan Agreement”), the principal amount of the EIDL received was $123,500, with proceeds to be used for working capital purposes. Interest accrues at the rate of 3.75% per annum. Installment payments, including principal and interest, are due monthly beginning July 8, 2021 (twelve months from the date of the SBA Loan Agreement) in the amount of $593. On March 15, 2021, the initial payment date was extended 12 months to July 8, 2022. The balance of principal and interest is payable thirty years from the date of the SBA Loan Agreement. At December 31, 2020, the remaining carrying value of the note was $123,500. At December 31, 2020, accrued interest on the note was $2,173, and is included in accrued expenses on the accompanying consolidated balance sheet.

On August 7, 2020, MHHC Enterprises, Inc. executed the standard loan documents for an EIDL from the U.S. Small Business Administration in light of the impact of the COVID-19 pandemic on the Company. Pursuant to that certain Loan Authorization and Agreement (the “SBA Loan Agreement”), the principal amount of the EIDL received was $132,300, with proceeds to be used for working capital purposes. Interest accrues at the rate of 3.75% per annum. Installment payments, including principal and interest, are due monthly beginning August 7, 2021 (twelve months from the date of the SBA Loan Agreement) in the amount of $646. On March 15, 2021, the initial payment date was extended 12 months to August 7, 2022. The balance of principal and interest is payable thirty years from the date of the SBA Loan Agreement. At December 31, 2020, the remaining carrying value of the note was $132,300. At December 31, 2020, accrued interest on the note was $1,930, and is included in accrued expenses on the accompanying consolidated balance sheet.

At December 31, 2020, the remaining carrying value of notes payable was $255,800. At December 31, 2020, accrued interest payable of $4,103 was outstanding on the notes.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

NOTE 7 — COMMITMENTS AND CONTINGENCIES

Legal Matters

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. At December 31, 2020, there were no other pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s consolidated operations and there are no proceedings in which any of the Company’s directors, officers or affiliates, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to the Company’s interest.

NOTE 8 — STOCKHOLDERS’ DEFICIT

Preferred Stock

The Company is authorized to issue 500,000 shares of preferred stock, par value $0.0001 per share.

On August 7, 2018, the Company authorized the issuance of 500,000 Series A preferred stock (“Series A”), par value $0.0001 per share. As stated in the Certification of Designation, “Together, collectively and in their entirety, all Holders of Series A Preferred Stock shall have voting rights equal to exactly 51% of all voting rights available at the time of any vote”. The Series A have no conversion rights, are not entitled to dividends and have no stated or liquidation value. The Certificate of Designation for the Series A preferred stock was filed on April 25, 2019.

At December 31, 2020 and 2019, there were 500,000 shares of Series A preferred stock issued and outstanding.

Common Stock

On September 23, 2020, the Company amended its Articles of Incorporation to change the number of authorized common shares to 200,000,000 shares of common stock, par value $0.001 per share, which has been reflected retroactively in the accompanying consolidated financial statements.

On November 3, 2020, the Company effected 1-for-7,400 reverse split of its common stock. All references to common shares and per-share data for all periods presented in this report have been retroactively adjusted to give effect to this reverse split.

On July 1, 2019, the Company issued 891,902 fully-vested common shares to an officer for services rendered. As the quoted closing trading price of the Company’s common stock was $0.1345 on the date of the grant, the fair value of the compensation was $120,000, which was recognized as expense immediately.

At December 31, 2020 and 2019, there were 10,136,500 shares of common stock outstanding.

See also Note 11 regarding a stock dividend that was effected subsequent to December 31, 2020.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

NOTE 9 — INCOME TAXES

The Company’s provision (benefit) for income taxes consists of the following United States federal and state components:

	For the Years Ended
	December 31,
	2020	2019
Current:
Federal	$—	$—
State	—	—

Deferred:
Federal	(61,271)	(40,067)
State	—	—
	(61,271)	(40,067)
Change in valuation allowance	61,271	40,067
Income tax provision (benefit)	$—	$—

The deferred tax expense (benefit) is the change in the deferred tax assets and liabilities representing the tax consequences of changes in the amounts of temporary differences, net operating loss carryforwards and changes in tax rates during the year. The Company’s deferred tax assets and liabilities are comprised of the following:

	December 31,
	2020	2019
Deferred tax assets:
Net operating loss carryforwards (net of tax effects)	$139,581	$126,407
Deferred revenue	251,606	204,146
Reserve for warranties	637	—
	391,824	330,553
Valuation allowance	(391,824)	(330,553)
Net deferred tax assets	—	—

Deferred tax liabilities:
Total deferred tax liabilities	—	—

Total	$—	$—

As of December 31, 2020 and 2019, the Company had U.S. federal net operating loss carryforwards of $664,671 and $601,939, respectively, of which $74,789 does not expire, but are instead limited to 80% of taxable income in the year utilized. The remaining loss carryforwards expire at various dates from 2038. These net operating loss carryforwards may be used to offset future taxable income and thereby reduce the Company’s U.S. federal income taxes. Section 382 of the Internal Revenue Code of 1986 (the “Code”) imposes an annual limit on the ability of a corporation that undergoes a greater than 50% ownership change to use its net operating loss carry forwards to reduce its tax liability. If in the future the Company issues common stock or additional equity instruments convertible in common shares which result in an ownership change exceeding the 50% limitation threshold imposed by Section 382 of the Code, the Company’s net operating loss carryforwards may be significantly limited as to the amount of use in a particular year. In addition, all or a portion of the Company’s net operating loss carryforwards may expire unutilized.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

For U.S. purposes, the Company has not completed its evaluation of NOL utilization limitations under Internal Revenue Code, as amended (the “Code”) Section 382/383, change of ownership rules. If the Company has had a change in ownership, the NOL’s would be limited as to the amount that could be utilized each year, based on the Code or might be eliminated.

The Company has provided a full valuation allowance against its net deferred tax assets, since in the opinion of management based upon the earnings history of the Company; it is more likely than not that the benefits of these assets will not be realized.

The Company complies with the provisions of FASB ASC 740-10 in accounting for its uncertain tax positions.  ASC 740-10 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under ASC 740-10, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely that not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. Management has determined that the Company has no significant uncertain tax positions requiring recognition under ASC 740-10.

The Company is subject to income tax in the U.S., and certain state jurisdictions. The Company has not been audited by the U.S. Internal Revenue Service, or any states in connection with income taxes. The Company’s tax years generally remain open to examination for all federal and state tax matters until its net operating loss carryforwards are utilized and the applicable statutes of limitation have expired. The federal and state tax authorities can generally reduce a net operating loss (but not create taxable income) for a period outside the statute of limitations in order to determine the correct amount of net operating loss which may be allowed as a deduction against income for a period within the statute of limitations.

The Company recognizes interest and penalties related to unrecognized tax benefits, if incurred, as a component of income tax expense.

The significant elements contributing to the difference between income taxes at the effective United States federal statutory tax rate and the Company’s effective tax rate are as follows:

	For the Years Ended
	December 31,
	2020	2019
Income taxes at the US federal statutory rate	$(61,271)	$(65,267)
State tax rate, net of federal benefit	—	—
Permanent differences	—	25,200
Change in valuation allowance	61,271	40,067

Income tax provision (benefit)	$—	$—

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

NOTE 10 — CONCENTRATIONS

Concentration of Revenues

For the years ended December 31, 2020 and 2019, one customer accounted for 95.5% and 90.9%, respectively, of the Company’s consolidated revenues.

Concentration of Accounts Receivable

One customer accounted for 98.3% and 98.9% of the Company's consolidated accounts receivable at December 31, 2020 and 2019, respectively.

Concentration of Vendor

One vendor, which is also the Company’s largest customer, is utilized to process and service all of the Company’s claims related to extended warranties. At December 31, 2020 and 2019, the balance due to this vendor was $36,511 and $42,577, respectively.

NOTE 11 — SUBSEQUENT EVENTS

In preparing these consolidated financial statements, the Company evaluated events that occurred after the balance sheet date through August 4, 2021, which is the date the consolidated financial statements were available to be issued.

On February 17, 2021, the Company received proceeds of $35,700 from a Paycheck Protection Program (“PPP”) note. The note has a maturity date of February 17, 2026 and bears 1% interest per annum.

On May 7, 2021, the Board approved a grant of 22,000,000 shares of restricted common stock to each of the two officers of the Company, an aggregate of 44,000,000 common shares, which shall vest on May 7, 2022, subject to continued service. As the quoted closing trading price of the Company’s common stock was $0.0182 on the date of the grant, the value of the compensation is $800,000, which shall be amortized to expense over the vesting period.

On December 7, 2021, the Company effected a stock dividend of 10 shares of the Company’s common stock for each share of common stock outstanding as of the record date of June 30, 2021. All references to common shares and per-share data for all periods presented in this report have been retroactively adjusted to give effect to this stock dividend.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2021	2020
	(Unaudited)
Assets

Current assets:
Cash	$348,510	$173,069
Accounts receivable	194,840	143,632

Total current assets	543,350	316,701

Property and equipment, net	1,281	1,816

Total assets	$544,631	$318,517

Liabilities and Stockholders' Deficit

Current liabilities:
Accrued expenses	$42,075	$32,764
Deferred revenue	452,774	367,013
Warranty claims payable	62,788	36,511
Warranty reserve liability	3,425	3,039
Total current liabilities	561,062	439,327

Deferred revenue, less current portion	958,872	831,110
Notes payable	662,300	255,800

Total liabilities	2,182,234	1,526,237

Commitments and contingencies - See Note 7

Stockholders' deficit:

Preferred stock - 500,000 shares authorized: Preferred stock - Series A, $0.0001 par value, 500,000 shares designated, issued and outstanding	50	50
Common stock, par value $0.001 per share; 200,000,000 shares authorized; 54,136,500 and 10,136,500 shares issued; and 10,136,500 shares outstanding, respectively	10,137	10,137
Additional paid-in capital	9,885,708	9,573,151
Accumulated deficit	(11,533,498)	(10,791,058)

Total stockholders' deficit	(1,637,603)	(1,207,720)

Total liabilities and stockholders' deficit	$544,631	$318,517

The accompanying notes are an integral part of the condensed consolidated financial statements.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,
	2021	2020	2021	2020

Revenues:
Extended warranty revenues	$110,751	$75,732	$294,496	$215,900
Assurance warranty revenues	5,480	3,591	10,838	8,853
Total revenues	116,231	79,323	305,334	224,753

Cost of revenues:
Claims expense	61,119	39,637	146,671	103,865
Warranty reserve expense	119	179	387	442
Total cost of revenues	61,238	39,816	147,058	104,307

Gross profit	54,993	39,507	158,276	120,446

Operating expenses:
General and administrative	410,930	152,196	891,479	309,223
Total operating expenses	410,930	152,196	891,479	309,223

Operating loss	(355,937)	(112,689)	(733,203)	(188,777)

Other income (expense):
Interest income	1	9	8	9
Interest expense	(4,358)	—	(9,245)	—
Total other expense, net	(4,357)	9	(9,237)	9

Loss before income taxes	(360,294)	(112,680)	(742,440)	(188,768)

Provision for income taxes	—	—	—	—

Net loss	$(360,294)	$(112,680)	$(742,440)	$(188,768)

Net loss per share:
Basic and diluted	$(0.04)	$(0.01)	$(0.07)	$(0.02)

Weighted average number of common shares outstanding:
Basic and diluted	10,136,500	10,136,500	10,136,500	10,136,500

The accompanying notes are an integral part of the condensed consolidated financial statements.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

(Unaudited)

	Series A				Additional
	Preferred Stock		Common Stock		Paid-In	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total

Balance - June 30, 2021 (Unaudited)	500,000	$50	10,136,500	$10,137	$9,688,754	$(11,173,204)	$(1,474,263)

Stock-based compensation	—	—	—	—	196,954	—	196,954

Net loss	—	—	—	—	—	(360,294)	(360,294)

Balance - September 30, 2021 (Unaudited)	500,000	$50	10,136,500	$10,137	$9,885,708	$(11,533,498)	$(1,637,603)

	Series A				Additional
	Preferred Stock		Common Stock		Paid-In	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total

Balance - December 31, 2020	500,000	$50	10,136,500	$10,137	$9,573,151	$(10,791,058)	$(1,207,720)

Stock-based compensation	—	—	—	—	312,557	—	312,557

Net loss	—	—	—	—	—	(742,440)	(742,440)

Balance - September 30, 2021 (Unaudited)	500,000	$50	10,136,500	$10,137	$9,885,708	$(11,533,498)	$(1,637,603)

The accompanying notes are an integral part of the condensed consolidated financial statements.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

(Unaudited)

	Series A				Additional
	Preferred Stock		Common Stock		Paid-In	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total

Balance - June 30, 2020 (Unaudited)	500,000	$50	10,136,500	$10,137	$9,573,151	$(10,575,377)	$(992,039)

Net loss	—	—	—	—	—	(112,680)	(112,680)

Balance - September 30, 2020 (Unaudited)	500,000	$50	10,136,500	$10,137	$9,573,151	$(10,688,057)	$(1,104,719)

	Series A				Additional
	Preferred Stock		Common Stock		Paid-In	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total

Balance - December 31, 2019	500,000	$50	10,136,500	$10,137	$9,573,151	$(10,499,289)	$(915,951)

Net loss	—	—	—	—	—	(188,768)	(188,768)

Balance - September 30, 2020 (Unaudited)	500,000	$50	10,136,500	$10,137	$9,573,151	$(10,688,057)	$(1,104,719)

The accompanying notes are an integral part of the condensed consolidated financial statements.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Nine Months Ended
	September 30,
	2021	2020
Cash Flows From Operating Activities:
Net loss	$(742,440)	$(188,768)
Adjustments to reconcile net loss to net cash used in
operating activities:
Stock-based compensation	312,557	—
Depreciation	535	145
Interest and amortization of debt discount	9,245	—
Changes in operating assets and liabilities:
Accounts receivable	(51,208)	(66,434)
Prepaid expenses and other current assets	—	692
Warranty claims payable	26,277	(2,533)
Accrued expenses	66	3,327
Deferred revenue	213,523	175,112
Warranty reserve liability	386	(993)
Net cash used in operating activities	(231,059)	(79,452)

Cash Flows From Investing Activities:
Purchases of property and equipment	—	(2,140)
Net cash used in investing activities	—	(2,140)

Cash Flows From Financing Activities:
Proceeds from notes payable	406,500	255,800
Net cash provided by financing activities	406,500	255,800

Net increase in cash	175,441	174,208

Cash at beginning of period	173,069	15,700

Cash at end of period	$348,510	$189,908

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$—	$—
Cash paid for taxes	$—	$—

The accompanying notes are an integral part of the condensed consolidated financial statements.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2021

NOTE 1        NATURE OF OPERATIONS

Overview

MHHC Enterprises, Inc. (“MHHC” or the “Company”) offers its Extended Service Contract (ESC’s) in over 1,000 retail locations and online as well. MHHC is a provider of help desk and warranty insurance administration services for a wide variety of industries and consumers. Additionally, the organization creates and specializes service programs for a variety of manufacturers and commercial construction industries like heating, ventilating and air conditioning (HVAC). MHHC is a provider of call center "on-shoring" by creating jobs in the United States for professional phone representatives, including both sales and customer service employees. The Company’s call center processes claims and service calls by skilled professionals consistently offering warranty support solutions for a variety of businesses. MHHC prides itself in offering troubleshooting solutions over the phone and developing processes to eliminate overhead costs of shipping and timely repairs on approved claims. The highly skilled staff at MHHC consistently provide mission-critical solutions and results that assist industries and manufacturers in driving down warranty support and repair costs for their organization.

Basis of Presentation

The interim unaudited condensed financial statements included herein reflect all material adjustments (consisting of normal recurring adjustments and reclassifications and non-recurring adjustments) which, in the opinion of the Company’s management, are ordinary and necessary for a fair presentation of results for the interim periods. Certain information and footnote disclosures required under generally accepted accounting principles in the United States of America (“GAAP”) have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). The Company’s management believes the disclosures are adequate to make the information presented not misleading.

The condensed balance sheet information as of December 31, 2020 was derived from the Company’s annual financial statements for the year ended December 31, 2020 (“2020 Annual Report”), filed on March 31, 2021. These interim unaudited condensed financial statements should be read in conjunction with the 2020 Annual Report. The results of operations for the three and nine months ended September 30, 2021 are not necessarily indicative of the results to be expected for the entire fiscal year or for any other period.

NOTE 2 GOING CONCERN AND MANAGEMENT’S LIQUIDITY PLANS

As of September 30, 2021, the Company had cash of $348,510 and a working capital deficit (current liabilities in excess of current assets) of $17,712. During the nine months ended September 30, 2021, the net loss was $742,440 and net cash used in operating activities was $231,059. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for one year from the issuance of the consolidated financial statements.

During the nine months ended September 30, 2021, the Company received proceeds of $406,500 from the issuance of notes payable.

The Company’s primary source of operating funds since inception has been cash proceeds from operations. The Company has experienced net losses since inception, but it expects these conditions to improve in the future as it implements its business model. The Company’s ability to continue its operations is dependent upon its ability to obtain additional capital through public or private equity offerings, debt financings or other sources; however, financing may not be available to the Company on acceptable terms, or at all. The Company’s failure to raise capital as and when needed could have a negative impact on its financial condition and its ability to pursue its business strategy, and the Company may be forced to curtail or cease operations.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2021

Management’s plans regarding these matters encompass the following actions: 1) obtain funding from new investors from a combination of debt and equity offerings in order to alleviate the Company’s working capital deficiency; and 2) implement its business plan to increase revenues. The Company’s continued existence is dependent upon its ability to obtain additional funding sources and to develop profitable operations. However, the outcome of management’s plans cannot be determined with any degree of certainty.

Accordingly, the accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business for one year from the date the consolidated financial statements are issued. The carrying amounts of assets and liabilities presented in the consolidated financial statements do not necessarily purport to represent realizable or settlement values. The consolidated financial statements do not include any adjustments that might result should the Company be unable to continue as a going concern.

In March 2020, the World Health Organization declared COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, customers, economies, and financial markets globally, leading to an economic downturn. It has also disrupted the normal operations of many businesses, including ours. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak of COVID-19 and its effects on our business including our financial condition, liquidity, or results of operations at this time. Management is actively monitoring the global situation and its impact on the Company’s financial condition, liquidity, operations, customers, industry, and workforce. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, the Company is not able to estimate the effects that the COVID-19 outbreak will have on its results of operations, financial condition, or liquidity for 2021. As of the date of this report, the Company has experienced delays in collecting its accounts receivable, declines in wholesale orders and cancelation of potential additional ESC opportunities and the longer this pandemic continues there may be additional impacts. Furthermore, the COVID-19 outbreak has and may continue to impact the Company’s ability to raise capital.

Although the Company cannot estimate the length or gravity of the impact of the COVID-19 outbreak at this time, if the pandemic continues, it may have a material adverse effect on the Company’s results of future operations, financial position, liquidity, and capital resources, and those of the third parties on which the Company relies.

NOTE 3 — ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates in the accompanying consolidated financial statements include the allowance for doubtful accounts, depreciable lives of property and equipment, valuation of loss contingencies, warranty reserve liability for assurance warranties, valuation of stock-based compensation and the valuation allowance on deferred tax assets. Actual results may differ from these estimates.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2021

Basis of Presentation

The accompanying consolidated financial statements include the accounts of MHHC Enterprises, Inc. and its wholly owned subsidiary MHHC Warranty and Services, Inc and ONBLi, Inc. All significant intercompany transactions and balances have been eliminated in consolidation. MHHC Reinsurance, Inc., an additional wholly owned subsidiary, has no accounting activity during the periods presented, and therefore has no effect on the consolidated financial statements included herein.

Fair Value of Financial Instruments

The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Subtopic 825-10, “Financial Instruments” (“ASC 825-10”) requires disclosure of the fair value of certain financial instruments. The estimated fair value of certain financial instruments, including accounts receivable, accrued expenses and warranty claims payable are carried at historical cost basis, which approximates their fair value because of the short-term maturity of these instruments. All other significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the consolidated financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. There were no cash equivalents at September 30, 2021 and December 31, 2020. The Company maintains its cash in banks insured by the Federal Deposit Insurance Corporation in accounts that at times may be in excess of the federally insured limit of $250,000 per bank. At September 30, 2021 and December 31, 2020, the uninsured balances amounted to $52,856.

Fair Value Measurements

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. The Company classifies assets and liabilities recorded at fair value under the fair value hierarchy based upon the observability of inputs used in valuation techniques. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed market assumptions. The fair value measurements are classified under the following hierarchy:

●	Level 1 – Quoted prices in active markets for identical assets or liabilities.
●	Level 2 – Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.
●	Level 3 – Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable consists of unsecured trade accounts with customers (See Note 9). The Company monitors outstanding receivables based on factors surrounding the credit risk of specific customers, historical trends, and other information. The allowance for doubtful accounts is estimated based on an assessment of the Company’s ability to collect on customer accounts receivable. There is judgment involved with estimating the allowance for doubtful accounts, and if the financial condition of the Company’s customers were to deteriorate, resulting in their inability to make the required payments, the Company may be required to record additional allowances or charges against revenues. The Company has not historically experienced significant credit or collection problems with its customers. At September 30, 2021 and December 31, 2020, no allowance for doubtful accounts relating to the Company’s accounts receivable was deemed necessary.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2021

Property and Equipment

Property and equipment consists of computer equipment and is recorded at cost. Repairs and maintenance costs are expensed as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method. The estimated useful life for computer equipment is three years.

Long-Lived Assets

The Company reviews its property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The test for impairment is required to be performed by management at least annually. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted operating cash flow expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

Income Taxes

The Company accounts for its income taxes in accordance with accounting principles generally accepted in the United States of America, which requires, among other things, recognition of future tax benefits and liabilities measured at enacted rates attributable to temporary differences between financial statement and income tax bases of assets and liabilities and to net tax operating loss carryforwards to the extent that realization of these benefits is more likely than not. The Company periodically evaluates the realizability of its net deferred tax assets. The Company’s policy is to account for interest and penalties relating to income taxes, if any, in “income tax expense” in its consolidated statements of operations and include accrued interest and penalties within “accrued liabilities” in its consolidated balance sheets, if applicable. For the nine months ended September 30, 2021 and 2020, no income tax related interest or penalties were assessed or recorded.

Revenue Recognition and Deferred Revenue

The Company follows Accounting Standards Codification 606 (“ASC 606”). ASC 606 is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASC also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer purchase orders, including significant judgments.

Revenues consist of warranty fees derived from extended warranties and manufacturer warranties on general consumer electronic goods, which include residential appliances, audio and visual equipment and small consumer handheld electronics. The extended warranties are sold wholesale to agents that resell them to direct retail outlets. Extended warranty revenue is recognized pro-rata over the applicable extended warranty period, ranging from one to five years. The extended warranty period begins at the end of the manufacturer’s warranty period, which typically lasts one year. The manufacturer warranties are serviced by guaranteeing products to the consumer on behalf of the manufacturer.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2021

Deferred revenue represents the amount of extended warranty fees received in excess of the portion recognized as revenue and it is included in current and non-current liabilities in the accompanying condensed consolidated balance sheets. Deferred revenue shall be recognized in the future on a straight-line basis over the respective terms of the extended warranty periods ranging from one to five years subsequent to the end of the manufacturer’s warranty period.

For customers for which the Company is providing warranty coverage as if it were the manufacturer (assurance warranties), revenue is recognized immediately. Concurrently, a warranty reserve liability equal to the estimated future claims is also recognized. There are no separate performance obligations.

Cost of Revenues

Cost of revenues includes claims and warranty expense. For extended warranties, claims expense is recognized as claims occur and is recognized in the period in which the claim originates. For manufacturer warranties, warranty expense is recognized at the beginning of the warranty period to establish an estimated warranty reserve liability. Claims for manufacturer warranties reduce the warranty reserve liability.

Advertising

The Company charges the costs of advertising to expense as incurred. Advertising costs were $6,402 and $1,886 for the nine months ended September 30, 2021 and 2020, respectively.

Stock-Based Compensation Expense

Stock-based compensation expense is measured at the grant date fair value of the award and is expensed over the requisite service period. For stock-based awards to employees, non-employees and directors, the Company calculates the fair value of the award on the date of grant using the Black-Scholes option pricing model, which includes variables such as the expected volatility of the Company’s share price, the exercise behavior of its grantees, interest rates, and dividend yields. These variables are projected based on the Company’s historical data, experience, and other factors. In the case of awards with multiple vesting periods, the Company has elected to use the graded vesting attribution method, which recognizes compensation cost on a straight-line basis over each separately vesting portion of the award as if the award was, in substance, multiple awards.

Net Loss per Common Share

Net loss per common share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share, if presented, would include the dilution that would occur upon the exercise or conversion of all potentially dilutive securities into common stock using the “treasury stock” and/or “if converted” methods as applicable.

The computation of basic and diluted income (loss) per share excludes potentially dilutive securities when their inclusion would be anti-dilutive, or if their exercise prices were greater than the average market price of the common stock during the period.

There were no potentially dilutive securities outstanding during the periods presented.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2021

Recent Accounting Pronouncements

In August 2018, the FASB issued Accounting Standards Update (“ASU”) 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 removes certain disclosure requirements, including the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels, and the valuation processes for Level 3 fair value measurements. ASU 2018-13 also adds disclosure requirements, including changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements, and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. The amendments on changes in unrealized gains and losses, and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. ASU 2018-13 became effective for the Company on January 1, 2020. The adoption of this update did not have a material impact on the Company’s consolidated financial statements and related disclosures.

FASB ASU 2016-02, Leases (Topic 842) – ASU 2016-02 requires that a lessee recognize the assets and liabilities that arise from operating leases. A lessee should recognize, in the statement of financial position, a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of twelve months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. Public business entities should apply the amendments in ASU 2016-02 for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years (i.e., January 1, 2019, for a calendar year entity). Early application is permitted for all public business entities and all non-public business entities upon issuance. The adoption of this standard did not have a material impact on the Company’s financial position and results of operations.

FASB ASU No. 2018-07 (Topic 718), “Compensation – Stock Compensation: Improvements to Nonemployee Share-Based Payment Accounting” – Issued in June 2018, ASU 2018-07 expands the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from non-employees. The amendments also clarify that Topic 718 does not apply to share-based payments used to effectively provide (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under Topic 606. The new standard became effective for the Company as of January 1, 2019. The adoption of this guidance did not have a material impact on the Company’s consolidated financial condition or results of operations.

There are other various updates recently issued, most of which represented technical corrections to the accounting literature or application to specific industries and are not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2021

NOTE 4 — PROPERTY AND EQUIPMENT

Property and equipment and related accumulated depreciation are summarized in the table below:

	September 30,	December 31,
	2021	2020
Computer equipment	$2,140	$2,140
Less: accumulated depreciation	(859)	(324)
Property and equipment, net	$1,281	$1,816

Depreciation expense was $535 and $145 for the nine months ended September 30, 2021 and 2020, respectively.

NOTE 5 — ACCRUED EXPENSES

Accrued expenses are summarized in the table below:

	September 30,	December 31,
	2021	2020
Accrued payroll and related costs	$6,864	$7,895
Accrued interest payable	13,097	4,103
Other	22,114	20,766
Total accrued expenses	$42,075	$32,764

NOTE 6 — NOTES PAYABLE

On July 8, 2020, MHHC Warranty and Services, Inc. executed the standard loan documents for an Economic Injury Disaster Loan (“EIDL”) from the U.S. Small Business Administration in light of the impact of the COVID-19 pandemic on the Company. Pursuant to that certain Loan Authorization and Agreement (the “SBA Loan Agreement”), the principal amount of the EIDL received was $123,500, with proceeds to be used for working capital purposes. Interest accrues at the rate of 3.75% per annum. Installment payments, including principal and interest, are due monthly beginning July 8, 2021 (twelve months from the date of the SBA Loan Agreement) in the amount of $593. On March 15, 2021, the initial payment date was extended 12 months to July 8, 2022. On August 19, 2021, the EIDL was amended whereby the Company received additional cash proceeds of $370,800 and, accordingly, the monthly payment was changed to $2,461. The balance of principal and interest is payable thirty years from the date of the SBA Loan Agreement. At September 30, 2021 and December 31, 2020, the remaining carrying value of the note was $494,300. At September 30, 2021 and December 31, 2020, accrued interest on the note was $7,236 and $2,173, respectively, and is included in accrued expenses on the accompanying condensed consolidated balance sheet.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2021

On August 7, 2020, MHHC Enterprises, Inc. executed the standard loan documents for an EIDL from the U.S. Small Business Administration in light of the impact of the COVID-19 pandemic on the Company. Pursuant to that certain Loan Authorization and Agreement (the “SBA Loan Agreement”), the principal amount of the EIDL received was $132,300, with proceeds to be used for working capital purposes. Interest accrues at the rate of 3.75% per annum. Installment payments, including principal and interest, are due monthly beginning August 7, 2021 (twelve months from the date of the SBA Loan Agreement) in the amount of $646. On March 15, 2021, the initial payment date was extended 12 months to August 7, 2022. The balance of principal and interest is payable thirty years from the date of the SBA Loan Agreement. At September 30, 2021 and December 31, 2020, the remaining carrying value of the note was $132,300. At September 30, 2021 and December 31, 2020, accrued interest on the note was $5,641 and $1,930, respectively, and is included in accrued expenses on the accompanying condensed consolidated balance sheet.

On February 17, 2021, MHHC Warranty and Services, Inc. received proceeds of $35,700 from the Paycheck Protection Program (“PPP”) administered by the U.S. Small Business Administration in exchange for a promissory note. The note has a maturity date of February 17, 2026 and bears 1% interest per annum. Payments of the Loan shall be deferred until the date on which the amount of forgiveness determined under the CARES Act, as amended by the Economic Aid Act, or the Small Business Act, is remitted to the Lender. If the Company fails to apply for forgiveness within 10 months after the last day of the Covered Period (as defined in the Small Business Act, as amended by the Economic Aid Act), principal and interest payments will commence 10 months from the last day of the Covered Period. All remaining principal and accrued interest is due and payable at the maturity date of the note. As of September 30, 2021, the Company owed $35,700 in principal and $220 in accrued interest on this note.

At September 30, 2021 and December 31, 2020, the remaining carrying value of notes payable was $662,300 and $255,800, respectively. At September 30, 2021 and December 31, 2020, accrued interest payable of $13,097 and $4,103, respectively, was outstanding on the notes.

NOTE 7 — COMMITMENTS AND CONTINGENCIES

Legal Matters

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. At September 30, 2021, there were no other pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s consolidated operations and there are no proceedings in which any of the Company’s directors, officers or affiliates, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to the Company’s interest.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2021

NOTE 8 — STOCKHOLDERS’ DEFICIT

Preferred Stock

The Company is authorized to issue 500,000 shares of preferred stock, par value $0.0001 per share.

On August 7, 2018, the Company authorized the issuance of 500,000 Series A preferred stock (“Series A”), par value $0.0001 per share. As stated in the Certification of Designation, “Together, collectively and in their entirety, all Holders of Series A Preferred Stock shall have voting rights equal to exactly 51% of all voting rights available at the time of any vote”. The Series A have no conversion rights, are not entitled to dividends, and have no stated or liquidation value. The Certificate of Designation for the Series A preferred stock was filed on April 25, 2019.

At September 30, 2021 and December 31, 2020, there were 500,000 shares of Series A preferred stock issued and outstanding.

Common Stock

On May 7, 2021, the Company granted 22,000,000 common shares to each of the two officers of the Company (an aggregate of 44,000,000 common shares) as deferred compensation. The shares shall vest on May 17, 2022, subject to continued employment by the Company. As the quoted closing trading price of the Company’s common stock was $0.0182 on the date of the grant, the fair value of the compensation was $802,800, which is being amortized to expense over the vesting period. Accordingly, during the nine months ended September 30, 2021, $312,557 of stock-based compensation was recognized in the accompanying condensed consolidated statement of operations.

On September 23, 2020, the Company amended its Articles of Incorporation to change the number of authorized common shares to 200,000,000 shares of common stock, par value $0.001 per share, which has been reflected retroactively in the accompanying condensed consolidated financial statements.

On November 3, 2020, the Company effected 1-for-7,400 reverse split of its common stock. All references to common shares and per-share data for all periods presented in this report have been retroactively adjusted to give effect to this reverse split.

At September 30, 2021 and December 31, 2020, there were 10,136,500 shares of common stock outstanding.

See also Note 10 regarding a stock dividend that was effected subsequent to September 30, 2021.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2021

NOTE 9 — CONCENTRATIONS

Concentration of Revenues

For the three and nine months ended September 30, 2021 and 2020, one customer accounted for more than 10% of the Company’s net revenues as follows:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2021	2020	2021	2020
Customer 1	95.3%	95.5%	96.5%	96.1%
Totals	95.3%	95.5%	96.5%	96.1%

Concentration of Accounts Receivable

One customer accounted for 97.2% and 98.2% of the Company's consolidated accounts receivable at September 30, 2021 and December 31, 2020, respectively.

Concentration of Vendor

One vendor, who is also the Company’s largest customer, is utilized to process and service all of the Company’s claims related to extended warranties. At September 30, 2021 and December 31, 2020, the balance due to this vendor was $62,788 and $36,511, respectively.

NOTE 10 — SUBSEQUENT EVENTS

The Company evaluates events that have occurred after the balance sheet date but before the unaudited condensed consolidated financial statements are issued.

On December 7, 2021, the Company effected a stock dividend of 10 shares of the Company’s common stock for each share of common stock outstanding as of the record date of June 30, 2021. All references to common shares and per-share data for all periods presented in this report have been retroactively adjusted to give effect to this stock dividend.

EXHIBIT INDEX

Exhibit No.	Document Title	Date of File
2.1	Amended and Restated Articles of Incorporation	09/23/2020
2.2	Certificate of Change Pursuant to NRS 78.209 (stock split)	09/23/2020
2.3	Certificate of Designation of Series A Preferred Stock	04/25/2019
2.4	Certificate of Correction to Certificate of Amendment dated August 22, 2017	11/05/2021
2.5	Certificate of Correction to Certificate of Correction dated November 1, 2017	11/05/2021
2.6	Certificate of Correction to Certificate of Designation dated April 25, 2019	11/05/2021
2.7	Certificate of Correction to Certificate of Amendment dated September 23, 2020	11/05/2021
2.8	Certificate of Correction to Certificate of Change dated September 23, 2020	11/05/2021
2.9	Certificate of Amendment to Articles of Incorporation (Stock Dividend)	11/24/2021
2.10	Certificate of Correction to Amendment to Articles of Incorporation (Stock Dividend)	12/01/2021
2.11	Bylaws	08/25/2016
4.1	Subscription Agreement
7.1	Articles of Merger (incl. plan of merger)	06/15/2017
11.1	Consent of Nason, Yeager, Gerson, Harris & Fumero, P.A. (included in Exhibit 12.1)
11.2	Consent of Salberg & Company, P.A.	02/01/2022
12.1	Opinion of Nason, Yeager, Gerson, Harris & Fumero, P.A.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Olympia, Washington on this 11th day of March, 2022.

By:	/s/ Frank Hawley
Frank Hawley Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

By:	/s/ Frank Hawley
Frank Hawley Chief Executive Officer (Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer)

By:	/s/ Frank Hawley
Frank Hawley Director

By:	/s/ Raymond MacKay
Raymond MacKay Director